1/20.

02060602

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jinhui Holdings Co Ltd

*CURRENT ADDRESS

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3765 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 12/16/02

82-3765

JINHUI HOLDINGS COMPANY LIMITED

JINHUI

ARIS
12-31-01



Annual Report 2001

Contents

Corporate Information

EXECUTIVE DIRECTORS

Mr. Ng Siu Fai, *Chairman and Managing Director*

Mr. Ng Kam Wah Thomas

Mr. Ng Ki Hung Frankie

Mr. Ho Kin Lung

Ms. Ho Suk Lin

NON-EXECUTIVE DIRECTORS

Mr. So Wing Hung Peter

Mr. Cui Jian Hua

Mr. Tsui Che Yin Frank

COMPANY SECRETARY

Ms. Ho Suk Lin

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited

Citibank N.A.

DVB NedshipBank

The Hongkong and Shanghai Banking Corporation Limited

AUDITORS

Moores Rowland

SHARE REGISTRARS

Standard Registrars Limited

5th Floor, Wing On Centre

111 Connaught Road Central

Hong Kong

REGISTERED OFFICE

26th Floor, Yardley Commercial Building

1-6 Connaught Road West

Hong Kong

RESULTS

The consolidated turnover of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 amounted to HK$864,485,000, representing an increase of 24% from the consolidated turnover of HK$699,458,000 for 2000. The Group's consolidated net loss for the year was HK$18,456,000 as compared with a net loss of HK$28,723,000 for the previous year. The basic loss per share for the year was HK3.51 cents as compared with basic loss per share of HK5.46 cents for 2000.

Affected by the downturn of the global economy, there was further impairment loss in value of the Group's assets during the year. The overall results of the Group were offset by a provision for impairment in value of fixed assets of HK$56,597,000 made during the year in addition to a provision of HK$157,579,000 which had been made last year.

DIVIDENDS

The board of directors (the "Board") has resolved not to recommend the payment of any final dividend for the year *(2000: Nil)*. As interim dividend has also not been declared in the year *(2000: Nil)*, there is no dividend distribution for the whole year of 2001 *(2000: Nil)*.

BUSINESS REVIEW

Chartering freight and hire. During the year, the dry bulk market experienced a downturn movement in an overall bearish market. The Baltic Freight Index was at a level of about 1,600 at the beginning of the year, fell abruptly to around 1,000 in July 2001 and fell further to close at 876 at the end of the year.

BALTIC FREIGHT INDEX


2000
1500
1000
500
Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec
1997 1998 1999 2000 2001

BUSINESS REVIEW *(Continued)*

The shipping market was still firm and healthy with stable iron ore, coal, fertilizer and grain shipments at the beginning of the year. However, since mid of the year, the economic slowdown experienced by most major markets including the United States, Japan and European countries was more severe than expected, resulting in a much weaker market sentiment and lower rates. The pessimistic market sentiment was then further caused by, among other things, the terrorist attacks in the United States in September 2001 which had a devastating impact notably in the global economic and political environment. Other than an excess of new tonnage over scrapping, a plunge in industrial consumption and investment after the tragedy in the United States intensified the problem of surplus tonnage which accounted primarily for a drop in freight rates during the year.

The decline in freight rates exerted a negative impact on the Group's ship chartering activities as its committed tonnage was yet to be unwound. The shipping turnover was HK$613,256,000 for the year, representing an increase of 48% as compared to that of last year, partly attributable to the contributions from the delivery of two newbuildings namely "Jin Li" and "Jin Fu" respectively in February and April 2001. The Group's shipping business ran at an operating profit of HK$9,804,000 for the year, representing a decrease of 26% as compared to that of last year.

Trading and investments in China. The Group's trading activities include mainly trading of chemical products and commodity trading, while the investments in China are mainly represented by its investments in toll road operation and warehousing. Whilst the Group was keen on capitalizing the synergy among its core shipping, commodity trading and various investments activities, the difficulties experienced in recent years, among other things, in the collection of trading debts and investment returns rendered it necessary for the Group to take a very conservative and cautious attitude towards these activities. In line with this strategy, the Group rationalized its commodity trading and other investments in mainland China since last year by either allocating less resources or discontinuing/ disposing them altogether as appropriate. The trading turnover for the year, which was all derived from chemical trading, was HK$248,087,000, representing a decrease of 12% as compared to that of last year.

On the whole, the Group's businesses in trading and investments in China recorded an operating profit of HK$7,093,000 as compared to the operating profit of HK$3,251,000 for 2000, primarily due to a reduction of bad and doubtful debts provision made by the Group's persisting effort in collecting the doubtful debts previously provided.

BUSINESS REVIEW *(Continued)*

Other operations. The Group's other operations recorded an operating profit of HK$40,276,000 mainly derived from the realized and unrealized exchange gain for the Group's exposure in Japanese Yen as a result of the weakening of Japanese Yen. The foreign currency exposures of the Group mainly derived from the Group's borrowings in Japanese Yen to finance the payments for newbuildings. However, it was offset by a provision for impairment loss of an investment in Hong Kong amounted to HK$11,700,000 made by the Group during the year.

FINANCIAL REVIEW

Accounting policies. The Group has changed certain of its accounting policies following its adoption of the new/revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting period commencing on or after 1 January 2001. Certain comparatives previously reported have been restated to conform to the new accounting policies. Detailed changes to the Group's accounting policies and the effects of adopting these policies are set out in note 1 to the financial statements.

Liquidity, financial resources and capital structure. The deliveries of the two dry bulk vessels, namely "Jin Li" and "Jin Fu" during the year were mainly funded by bank loans. As a result, the Group's bank borrowings increased by 56% to HK$540,148,000 as at 31 December 2001 *(31 December 2000: HK$345,953,000)*, out of which HK$113,304,000 *(31 December 2000: HK$77,989,000)* is repayable within one year. All borrowing facilities are committed on a floating rate basis and are denominated mainly in US Dollars and Japanese Yen. The gearing ratio, as calculated on the basis of the total liabilities over the shareholders' funds, increased to 136% as at 31 December 2001 *(31 December 2000: 99%)*, a level which was nonetheless considered acceptable taking account of the Group's pledged deposits, bank balances and cash amounting to HK$214,995,000 *(31 December 2000: HK$131,280,000)*.

Pledge of assets. As at 31 December 2001, the Group's fixed assets of HK$891,533,000 *(31 December 2000: HK$628,272,000)*, deposits of HK$7,369,000 *(31 December 2000: HK$47,842,000)*, short-term investments of HK$19,000,000 *(31 December 2000: HK$53,700,000)* and some of the shares and chartering income of the Group's ship owning companies were pledged to secure credit facilities utilized by the Group.

Capital expenditures and commitments. Out of the Group's capital expenditures totalling HK$319,992,000 for the year *(2000: HK$393,200,000)*, approximately HK$314,179,000 *(2000: HK$392,180,000)* was spent on the constructions of the Group's owned vessels.

FINANCIAL REVIEW *(Continued)*

As at 31 December 2001, the Group had capital expenditure commitments relating to the newbuilding of three *(2000: five)* dry bulk vessels. The total purchase price of these vessels was approximately HK$494,910,000 *(2000: HK$852,152,000)* and the total amount contracted but not provided for, net of deposits paid, was approximately HK$395,226,000 *(31 December 2000: HK$713,324,000)*. Taking into account of its cash resources and undrawn committed banking facilities, the Group is confident that it would have adequate funding to meet its commitments as well as its debts on time.

Contingent liabilities. Except for guarantees of HK$486,000 *(31 December 2000: HK$506,000)* made by the Group to third parties in their ordinary course of businesses, the Group had no other contingent liabilities.

EMPLOYEES

As at 31 December 2001, the Group employed approximately 130 staff *(31 December 2000: 150 staff)*. The Group remunerates its employees based on the performance, experience and prevailing market practices while year-end bonus are granted on a discretionary basis. Other employee benefits include retirement benefits schemes, insurance and medical cover. After the expiry of a share option scheme on 14 November 2001, the Group has not adopted any share option scheme.

OUTLOOK

Looking ahead, the bulk carrier market would continue to face an imbalance between tonnage availability and cargo requirements. However, the growth rate of tonnage from newbuilding deliveries is expected to slow down in 2002 and to certain extent, scrapping would help to ease the problem. In addition, the global bulk trade market is expected to recover gradually later this year as a result of the expected recovery of economic conditions in the United States. In the long run, a regain of full market confidence and an improvement in the health of the global economy would be the main driving forces behind a stable growth in the freight market.

With such an economic prospect, the Group is confident that there would be sufficient demand to meet its tonnage commitments and to fill its additional capacity upon deliveries of two newbuildings namely "Jin Tai" and "Jin Kang" in the first quarter of 2002. While focusing the businesses on shipping and chemical trading operations, the Group will remain prudent but responsive to the changing market conditions in mapping out its business and investment strategies.

APPRECIATION

I would like to take this opportunity to express my gratitude to my colleagues on the Board for their valuable contribution and to the staff for their hard work, commitment and dedication throughout the year.

By Order of the Board
Ng Siu Fai
Chairman

Hong Kong, 8 April 2002

Financial Highlights

FIVE-YEAR FINANCIAL SUMMARY

	2001	2000	1999	1998	1997
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fixed assets	**1,112,779**	908,476	769,413	755,757	848,727
Intangible asset	**148**	163	173	183	193
Interests in associates	**(28)**	(1,402)	344	1,561	6,530
Other investments	**54,151**	69,209	96,826	194,382	258,282
Other non-current assets	**3,626**	47,346	11,765	–	5
Current assets	**425,192**	407,569	469,006	532,925	732,944
Current liabilities	**(266,545)**	(252,243)	(220,843)	(243,055)	(381,188)
Non-current liabilities	**(426,844)**	(267,964)	(92,756)	(125,908)	(158,741)
Minority interests	**(392,969)**	(383,200)	(437,312)	(476,043)	(522,016)
Net assets	**509,510**	527,954	596,616	639,802	784,736
Issued capital	**52,624**	52,624	52,624	52,624	52,824
Reserves	**456,886**	475,330	543,992	587,178	731,912
Shareholders' funds	**509,510**	527,954	596,616	639,802	784,736
Turnover	**864,485**	699,458	731,589	1,024,529	1,602,667
Profit (Loss) from operations	**57,173**	66,831	(79,888)	(157,420)	(81,585)
Provision for impairment in value of fixed assets	**(56,597)**	(157,579)	–	–	–
Provision for impairment of goodwill	**–**	–	(50,886)	–	–
Share of results of associates	**(133)**	141	(139)	(398)	(1,452)
Interest income	**18,147**	28,223	21,177	27,706	32,761
Interest expenses	**(24,454)**	(17,431)	(16,393)	(25,635)	(30,431)
Loss before taxation	**(5,864)**	(79,815)	(126,129)	(155,747)	(80,707)
Taxation	**(325)**	(503)	(318)	(39)	(917)
Loss from ordinary activities after taxation	**(6,189)**	(80,318)	(126,447)	(155,786)	(81,624)
Minority interests	**(12,267)**	51,595	29,348	44,125	29,690
Net loss for the year	**(18,456)**	(28,723)	(97,099)	(111,661)	(51,934)
Basic loss per share *(HK cents)*	**(3.51)**	(5.46)	(18.45)	(21.21)	(9.63)

Certain comparatives reported in prior years have been restated as a result of the adoption of new accounting policies; details are set out in note 1 to the financial statements.

Directors' Report

The directors submit herewith their annual report and the audited financial statements of the Group for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES AND ANALYSIS OF OPERATIONS

The Company is an investment holding company. The subsidiaries are principally engaged in the businesses of ship chartering, ship owning, trading, transportation and warehousing.

Segmental information of the Group for the year ended 31 December 2001 is set out in note 28 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2001 are set out in the consolidated income statement on page 15.

The Board does not recommend the payment of a dividend *(2000: Nil)*.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 7.

FIXED ASSETS

Details of movements in fixed assets of the Group during the year are set out in note 11 to the financial statements.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries are set out in note 34 to the financial statements.

BANK LOANS AND OVERDRAFTS

Details of the bank loans and overdrafts of the Company and the Group at the balance sheet date are set out in note 21 to the financial statements.

SHARE OPTIONS

Details of the share option scheme of the Company are set out in note 22 to the financial statements.

RESERVES

Details of the movements in reserves of the Company and the Group during the year are set out in note 23 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

Turnover attributable to the largest and the five largest customers accounted for approximately 6% and 23% respectively of the total turnover of the Group for the year.

Purchases attributable to the largest and the five largest suppliers accounted for approximately 10% and 34% respectively of the total purchases of the Group for the year.

None of the directors, their associates or any shareholders which to the best knowledge of the directors own more than 5% of the Company's share capital had interest in any of the five largest customers or the five largest suppliers.

CHARITABLE DONATIONS

Donations made by the Group during the year amounted to HK$107,000.

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Executive Directors:	Mr. Ng Siu Fai
	Mr. Ng Kam Wah Thomas
	Mr. Ng Ki Hung Frankie
	Mr. Ho Kin Lung
	Ms. Ho Suk Lin
Non-executive Directors:	Mr. So Wing Hung Peter
	Mr. Cui Jian Hua
	Mr. Tsui Che Yin Frank

In accordance with the Company's Articles of Association, Mr. Cui Jian Hua will retire from office at the forthcoming Annual General Meeting and, being eligible, will offer himself for re-election.

None of the directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Mr. Ng Siu Fai, *Chairman and Managing Director*

Aged 45. Appointed as a director of the Company in 1991 and the chairman of Jinhui Shipping and Transportation Limited ("Jinhui Shipping") in 1994, an approximately 50.9% subsidiary of the Company and with its shares listed on the Oslo Exchanges. As one of the two original founders of the Group in 1987, his responsibility is to formulate strategic planning for the Group as well as oversee all aspects of the Group's operations. Mr. Ng has more than 20 years of experience in the shipping industry, of which over 10 years are in business management and China trade.

Mr. Ng is a brother of Messrs. Ng Kam Wah Thomas and Ng Ki Hung Frankie, both are directors of the Company (as disclosed hereinafter).

Mr. Ng Kam Wah Thomas, *Executive Director*

Aged 39. Appointed as a director of the Company in 1991 and the managing director of Jinhui Shipping in 1994. Mr. Ng is the other founder of the Group. He is responsible for the business of Jinhui Shipping with particular emphasis in chartering. Mr. Ng holds a bachelor's degree in arts from the University of Guelph in Canada and a diploma in management studies, specializing in shipping, from the Plymouth Polytechnic in the United Kingdom.

Mr. Ng Ki Hung Frankie, *Executive Director*

Aged 48. Appointed as a director of the Company in 1991 and a director of Jinhui Shipping in 1994. Mr. Ng is responsible for the Group's investments in China as well as transportation, lighterage and feeder services. Mr. Ng has more than 20 years of working experience in the shipping industry particularly in areas of agency shipping, lighterage and feeder services between Hong Kong and China.

Mr. Ho Kin Lung, *Executive Director*

Aged 56. Joined the Group in 1987 and was appointed as a director of the Company in 1991. Mr. Ho is responsible for the ship management department. He has more than 20 years of working experience in shipping industry.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(Continued)*

Ms. Ho Suk Lin, *Executive Director and Company Secretary*

Aged 38. Appointed as the company secretary of the Company in 1991, a director of the Company in 1993 and a director and the company secretary of Jinhui Shipping in 1994. Ms. Ho is responsible for the Group's financial controls and secretarial matters. Ms. Ho has over 16 years of working experience in finance and management. Prior to joining the Group in 1991, she worked in an international accounting firm. Ms. Ho is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants.

Mr. So Wing Hung Peter, *Non-executive Director*

Aged 49. Appointed as a director of the Company and Jinhui Shipping in 1994. Mr. So has extensive experience in international finance, gained from his senior management positions in major international banks and financial institutions in Hong Kong and London and currently serves as a director of five other listed companies. Mr. So is an associate member of the Chartered Institute of Management Accountants and the Institute of Financial Services.

Mr. Cui Jian Hua, *Independent Non-executive Director*

Aged 47. Appointed as an independent non-executive director of the Company in 1993. Mr. Cui holds a Master of Arts degree from McMaster University, Canada, after which Mr. Cui held various management positions in China related entities. Mr. Cui presently is the managing director of Poco International Company Limited and R.M.H. Limited.

Mr. Tsui Che Yin Frank, *Independent Non-executive Director*

Aged 44. Appointed as an independent non-executive director of the Company in 1994. Mr. Tsui has more than 20 years of financial and management experience in China market and has held management positions in various international financial institutions. Mr. Tsui is a director of China Assets (Holdings) Limited, a listed company in Hong Kong. Mr. Tsui holds a Master of Business Administration degree from the Chinese University of Hong Kong and a law degree from the University of London. Mr. Tsui is a member of the Certified General Accountants' Association of Canada and the Hong Kong Securities Institute.

DIRECTORS' INTERESTS IN CONTRACTS

Other than as disclosed in note 31 to the financial statements, no other contracts of significance to which the Company, its holding company, a fellow subsidiary or a subsidiary was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SHARES AND RIGHTS TO ACQUIRE SHARES

At balance sheet date, the directors had the following interests in the share capital of the Company and its associated corporations which is required to be recorded in the Register of Directors' Interests pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies:

Name	Type of Interests	The Company No. of shares	Jinhui Shipping No. of shares
Mr. Ng Siu Fai	Interests other than personal, family and corporation	*Note*	*Note*
Mr. Ng Kam Wah Thomas	Interests other than personal, family and corporation	*Note*	*Note*
Mr. Ng Ki Hung Frankie	Interests other than personal, family and corporation	*Note*	*Note*
Mr. So Wing Hung Peter	Family interests	2,500,000	15,000

Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline Consultants Limited ("Fairline") which is the legal and beneficial owner of 303,856,282 shares of the Company and 494,049 shares of Jinhui Shipping at balance sheet date. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include members of the Ng family. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline.

Save as disclosed herein, none of the directors or their associates had any interest either beneficially or non-beneficially in any shares of the Company, its holding company or any of its subsidiaries and associated corporations within the meaning of the SDI Ordinance at balance sheet date and at no time during the year was the Company, its holding company or any of its subsidiaries a party to any arrangements to enable the directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

According to the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance, at balance sheet date the following shareholder had an interest representing 10% or more of the issued share capital of the Company:

Name of shareholder	No. of shares in the Company
Fairline	303,856,282

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the year.

AUDIT COMMITTEE

The Audit Committee has been established since 1998. The Committee meets regularly with the senior management and the Company's auditors to review the accounting principles and practices adopted by the Group and to discuss auditing, internal control and financial reporting matters. The members of the Committee are Messrs. So Wing Hung Peter, Cui Jian Hua and Tsui Che Yin Frank, all of whom are non-executive directors of the Company.

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the forthcoming Annual General Meeting of the Company in accordance with the Company's Articles of Association.

AUDITORS

Messrs. Moores Rowland, *Chartered Accountants, Certified Public Accountants*, have acted as auditors of the Company since its date of incorporation. A resolution will be submitted to the forthcoming Annual General Meeting to re-appoint them as auditors.

On behalf of the Board
Ng Kam Wah Thomas
Executive Director

Hong Kong, 8 April 2002

Moores Rowland

To the members
Jinhui Holdings Company Limited
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 15 to 58 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Moores Rowland
Chartered Accountants
Certified Public Accountants

Hong Kong, 8 April 2002

Consolidated Income Statement

Year ended 31 December 2001

	Note	**2001 HK$'000**	2000 HK$'000
Turnover	2	**864,485**	699,458
Other operating income		**75,002**	60,162
Other net income		**53,841**	68,838
Voyage related expenses		**(543,463)**	(353,106)
Cost of trading goods sold		**(226,270)**	(248,986)
Staff costs		**(39,453)**	(42,334)
Other operating expenses		**(70,342)**	(67,276)
Depreciation and amortization		**(56,627)**	(49,925)
Profit from operations	3	**57,173**	66,831
Provision for impairment in value of fixed assets		**(56,597)**	(157,579)
Share of results of associates		**(133)**	141
Interest income		**18,147**	28,223
Interest expenses	4	**(24,454)**	(17,431)
Loss before taxation		**(5,864)**	(79,815)
Taxation	7	**(325)**	(503)
Loss from ordinary activities after taxation		**(6,189)**	(80,318)
Minority interests		**(12,267)**	51,595
Net loss for the year	8	**(18,456)**	(28,723)
Basic loss per share *(HK cents)*	10	**(3.51)**	(5.46)

Balance Sheets

At 31 December 2001

		Group		Company	
	Note	**2001** **HK$'000**	2000 HK$'000	**2001** **HK$'000**	2000 HK$'000
ASSETS AND LIABILITIES					
Non-current assets					
Fixed assets	*11*	**1,112,779**	908,476	**–**	–
Intangible asset	*12*	**148**	163	**–**	–
Interests in subsidiaries	*13*	**–**	–	**520,539**	557,034
Interests in associates	*14*	**(28)**	(1,402)	**–**	–
Other investments	*15*	**54,151**	69,209	**5,000**	5,000
Other non-current assets	*16*	**3,626**	47,346	**–**	–
		1,170,676	1,023,792	**525,539**	562,034
Current assets					
Inventories	*17*	**20,687**	27,284	**–**	–
Short-term investments	*18*	**29,394**	85,258	**1,735**	–
Trade receivables	*19*	**78,296**	89,642	**–**	–
Prepayments, deposits and other receivables		**81,820**	74,105	**289**	297
Pledged deposits	*26(b)*	**7,369**	47,842	**–**	–
Bank balances and cash		**207,626**	83,438	**708**	443
		425,192	407,569	**2,732**	740
Current liabilities					
Trade payables	*20*	**68,553**	91,827	**–**	–
Accrued charges and other payables		**84,301**	81,910	**517**	665
Taxation		**387**	517	**–**	–
Bank loans, secured	*21*	**65,785**	47,067	**–**	–
Bank overdrafts, secured	*21*	**47,519**	30,922	**7,474**	4,544
		266,545	252,243	**7,991**	5,209
Net current assets (liabilities)		**158,647**	155,326	**(5,259)**	(4,469)
Total assets less current liabilities		**1,329,323**	1,179,118	**520,280**	557,565
Non-current liabilities					
Bank loans, secured	*21*	**426,844**	267,964	**–**	–
Minority interests		**392,969**	383,200	**–**	–
Net assets		**509,510**	527,954	**520,280**	557,565

Balance Sheets

At 31 December 2001

		Group		Company	
	Note	**2001** **HK$'000**	2000 *HK$'000*	**2001** **HK$'000**	2000 *HK$'000*
CAPITAL AND RESERVES					
Issued capital	*22*	**52,624**	52,624	**52,624**	52,624
Reserves	*23*	**456,886**	475,330	**467,656**	504,941
Shareholders' funds		**509,510**	527,954	**520,280**	557,565

Approved and authorized for issue by the Board of Directors on 8 April 2002

Ng Siu Fai
Director

Ng Kam Wah Thomas
Director

Consolidated Statement of Recognized Gains and Losses

Year ended 31 December 2001

	2001 **HK$'000**	2000 *HK$'000*
Capital reserve and other asset revaluation reserve released on provision for impairment in value of fixed assets	**—**	(39,924)
Goodwill released on disposal of an associate	**6**	—
Exchange difference eliminated directly against reserves	**6**	(15)
Gains (Losses) not recognized in the consolidated income statement	**12**	(39,939)
Net loss for the year	**(18,456)**	(28,723)
Total recognized losses	**(18,444)**	(68,662)

Reconciliation of Movements in Consolidated Shareholders' Funds

Year ended 31 December 2001

	Note	**2001** **HK$'000**	2000 HK$'000
Consolidated shareholders' funds at beginning of year			
As previously reported		**521,532**	590,194
Changes in accounting policies for goodwill	1	**6,422**	6,422
As restated		**527,954**	596,616
Total recognized losses		**(18,444)**	(68,662)
Consolidated shareholders' funds at balance sheet date		**509,510**	527,954

Consolidated Cash Flow Statement

Year ended 31 December 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash inflow from operating activities	24(a)	**173,347**	185,689
Returns on investments and servicing of finance			
Interest received		**20,106**	26,452
Interest paid		**(26,388)**	(17,033)
Dividend paid to minority shareholders		**(2,500)**	(2,500)
Dividend and investment income received, including toll income received		**9,374**	2,518
Net cash inflow from returns on investments and servicing of finance		**592**	9,437
Taxation			
Hong Kong Profits Tax paid		**(455)**	(377)
Investing activities			
Purchase of fixed assets		**(319,992)**	(393,200)
Purchase of other investments		**—**	(11,700)
Proceeds from disposal of fixed assets, other than investment properties		**929**	100
Proceeds from disposal of an investment property		**1,415**	7,633
Proceeds from disposal of other investments		**—**	39,550
Net cash outflow from investing activities		**(317,648)**	(357,617)
Net cash outflow before financing		**(144,164)**	(162,868)
Financing activities			
New bank loans		**270,292**	244,222
Repayment of bank loans		**(58,967)**	(53,163)
Decrease (Increase) in pledged deposits		**40,473**	(20,600)
Loan advanced		**—**	(23,000)
Net borrowings (to) from associates		**(43)**	1,887
Net cash inflow from financing activities	24(c)	**251,755**	149,346
Increase (Decrease) in cash and cash equivalents		**107,591**	(13,522)
Cash and cash equivalents at the beginning of the year		**52,516**	66,038
Cash and cash equivalents at the end of the year	24(d)	**160,107**	52,516

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

Adoption of new and revised Statements of Standard Accounting Practice ("SSAPs")

The Group has adopted the new and revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2001. The new and revised SSAPs having significant effects on the Group are:

SSAP 14 (revised)	Leases (effective for accounting periods commencing on or after 1 July 2000)
SSAP 26	Segment reporting
SSAP 30	Business combinations
SSAP 31	Impairment of assets

Leases

Disclosures for all of the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (revised). Comparatives have been restated in order to achieve a consistent presentation.

Segment reporting

The Group has changed the basis of identification of reportable segments to that required by SSAP 26. Segment disclosures for the year ended 31 December 2000 have been amended so that they are presented on a consistent basis.

Business combinations and impairment of assets

In prior years, goodwill or negative goodwill arising on acquisition of subsidiaries was written off against or credited to reserves. With the introduction of SSAP 30, the Group has changed its accounting policy for goodwill as set out below.

Year ended 31 December 2001

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Business combinations and impairment of assets (Continued)

The Group has taken advantage of the transitional provision in SSAP 30 not to retrospectively restate the goodwill or negative goodwill previously written off against or credited to reserves. In accordance with SSAP 30, assessments of impairment of goodwill also apply to goodwill previously written off against reserves which will not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously written off against reserves is to be treated in accordance with SSAP 31. The implementation of SSAP 31 in this respect is treated as a change in accounting policy in accordance with SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies".

At balance sheet date, the Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been written off against reserves. As a result, the capital reserve prior to 1 January 2000 was increased by HK$57,308,000, the revenue reserve prior to 1 January 2000 was decreased by HK$50,886,000 and the difference represented the share of minority shareholders in this respect. There is no effect on the income statement presented for the years ended 31 December 2000 and 2001.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties, leasehold land and buildings and motor vessels and improvement and the marking to market of certain investments in securities as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from or up to their effective dates of acquisition or disposal respectively.

All material intercompany transactions and balances within the Group are eliminated on consolidation.

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of the consideration paid over the fair value of the Group's share of net assets of the acquired subsidiary at the date of acquisition. Any goodwill arising from acquisition is recognized as an intangible asset and is amortized on a straight-line basis over its estimated useful life not exceeding 20 years. Any negative goodwill arising on acquisition is presented as a deduction from goodwill and is released to the income statement based on an analysis of the circumstances from which the balance resulted. On disposal of a subsidiary, the attributable amount of unamortized goodwill or unreleased negative goodwill is included in the determination of the profit or loss on disposal.

Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably.

Revenue from the operations of ship chartering/owning business is recognized on the percentage of completion basis measured by time proportion.

Income from trading is recognized when goods are delivered and title has passed.

Income from transportation is recognized in the period when services are provided.

Income from warehousing is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

Dividend and investment income are recognized when the shareholders' rights to receive payment have been established.

Interest earned from held-to-maturity securities is recognized on a time proportion basis that takes account of the effective yield on the held-to-maturity securities from the date of acquisition until maturity. Other interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Drydocking, repairs and survey costs

Vessel repairs and survey costs are written off as incurred. Drydocking and special survey costs are deferred and written off over the drydocking cycle of two to three years. Upon disposal of vessels, any relevant costs not yet written off are transferred to the income statement.

Year ended 31 December 2001

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Foreign currencies

Transactions involving foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the results, assets and liabilities of foreign subsidiaries and associates are translated at the approximate rates ruling at balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Hire income and payments applicable to operating leases in respect of time charter are recognized as revenue and expenses on the percentage of completion basis. Rental receivables and payables in respect of other operating leases are recognized as revenue and expenses respectively on the straight-line basis over the lease terms.

Taxation

The charge for taxation is based on the results for the year adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed using the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. A deferred tax asset is not recognized unless its realization is assured beyond reasonable doubt.

Retirement costs

The Group operates a defined contribution retirement scheme and a mandatory provident fund scheme.

The assets of the defined contribution retirement scheme are held separately from those of the Group in an independent administered fund. Contributions are recognized as expenses as they become payable in accordance with the rules of the scheme.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the income statement when incurred.

Year ended 31 December 2001

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Fixed assets

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long-term basis for their investment potential. Investment properties are stated at their open market values on the basis of annual professional valuations. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is included in the income statement. Upon the disposal of investment properties, the relevant portion of the investment property revaluation reserve realized in respect of previous valuations will be included in the income statement.

Leasehold land and buildings are stated at cost less accumulated depreciation and impairment loss, except for a leasehold land and building which is stated at valuation made in 1994 by a professional valuer on an open market existing use basis less accumulated depreciation and impairment loss.

Property under development and *vessels under construction* are stated at cost less necessary provision for impairment loss.

Motor vessels and improvement acquired before May 1994 are stated at the average valuation made by three firms of shipbrokers at open market value on a charter free basis in 1994 less accumulated depreciation and impairment loss. For motor vessels acquired after May 1994, they are stated at cost less accumulated depreciation and impairment loss.

Other fixed assets are stated at cost less accumulated depreciation and impairment loss.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use, which include the estimated cost for dismantling, removing the asset and restoring the site. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally recognized as an expense in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized as an additional cost of the assets.

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Fixed assets *(Continued)*

Advantage has been taken of the transitional relief provided by paragraph 80 of SSAP 17 "Property, plant and equipment" issued by the HKSA from the requirement to make regular revaluation of certain leasehold land and buildings and motor vessels and improvement which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of the entire class of leasehold land and buildings and motor vessels and improvement is carried out. On the disposal of such assets, the attributable revaluation surplus is transferred to revenue reserve.

The gain or loss arising from the retirement or disposal of assets is determined as the difference between the net sales proceeds and the carrying amount of the assets and is recognized as an income or expense in the income statement.

Depreciation of fixed assets

No depreciation is provided in respect of investment properties with an unexpired lease term of over 20 years as well as property under development and vessels under construction until they are completed.

Depreciation is provided to write off the cost or valuation of motor vessels over their estimated useful lives, after taking into account their estimated residual values, using straight-line method over the estimated useful life of 25 years from the date on which they become fully operational.

Depreciation is provided to write off the cost or valuation of other fixed assets (as specified below) over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold land	0.1% - 2.4%
Buildings	3%
Vessel's improvement	20% - 40%
Plant and machinery	20%
Leasehold improvement	20% - 30%
Utility vessels, furniture and equipment	6% - 25%

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Intangible asset

Intangible asset represents transfer fee for club entrance and is amortized on a straight-line basis over 20 years.

Subsidiaries

A subsidiary, in accordance with the Companies Ordinance, is an enterprise in which the Company, directly or indirectly, holds more than half of the voting power or issued share capital, or controls the composition of the board of directors or equivalent governing body. An investment in a controlled subsidiary is consolidated into the consolidated financial statements. In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment loss.

Associates

An associate is an enterprise, in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium paid/less any discount on acquisition in so far as the premium/discount has not already been written off or amortized.

When the Group transacts with its associates, unrealized profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealized losses provide evidence of an impairment of the asset transferred.

Other investments

Toll road

Cost of investment in toll road is amortized on an annuity basis over the period of right during which toll income is accrued. The investment in toll road is stated at cost less accumulated amortization and impairment loss.

Co-operative joint ventures

Investments made by means of joint venture structures which do not result in the Group having joint control with other venturers are accounted for as other investments (where the Group exercises neither control nor significant influence). Investments in co-operative joint ventures are stated at cost less accumulated amortization and impairment loss. Costs of investments in co-operative joint ventures are amortized over the respective joint venture periods. Investment income is recognized on a receivable basis and in accordance with the provisions of the joint venture agreements. The profit sharing arrangement may not coincide with the proportion of the capital contribution from the joint venture partners. At the end of the joint venture period, the title to all assets of the joint venture will be reverted to the joint venture partners.

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Other investments *(Continued)*

Held-to-maturity securities

Held-to-maturity securities are stated at amortized cost and subject to impairment review at each reporting date to assess the credit risk and appropriate provisions for reducing the carrying values of the investments in these securities. The amount of the provisions is recognized as an expense in the period in which the decline occurs.

The provisions previously made are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

The profit or loss on disposal of held-to-maturity securities is accounted for in the period in which the disposal occurs as the difference between the net sales proceeds and the carrying amount of the securities.

Unlisted club debentures

Unlisted club debentures are stated at cost and subject to impairment review at each reporting date to reflect any impairment in their values, which is expected to be other than temporary. The amount of impairment loss is recognized as an expense in the period in which the decline occurs.

Short-term investments in securities

Short-term investments in securities are stated at their fair values in the balance sheet. The unrealized holding gains and losses for short-term investments in securities are included in the income statement.

The profit or loss on disposal of short-term investments in securities is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group determines the recoverable amount of the cash-generating unit (the smallest identifiable group of assets that generates cash inflows from continuing use independently) to which the asset belongs.

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Reversals of impairment loss

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. A reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Inventories

Inventories comprise ship stores, which include bunker fuel stores, and trading goods.

Initial ship stores are capitalized as part of the costs of the vessels. Subsequent purchases of ship stores are charged as operating expenses to the extent that they are consumed during the year. Ship stores unused at the balance sheet date are carried forward as inventories at the lower of cost and net realizable value. Trading goods are stated at the lower of cost and net realizable value.

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Inventories *(Continued)*

Cost, which comprises all costs of purchase and, where applicable, other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Expenditures for which provisions have been recognized are charged against the related provision in the year in which the expenditures are incurred. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation.

Cash equivalents

For the purpose of consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advances.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments as the principal reporting format and no geographical segments analysis is presented on the Group's chartering freight and hire business as it cannot be attributable to any particular geographical location.

1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Segment reporting *(Continued)*

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period. Unallocated items mainly comprise financial assets, bank overdrafts, the amount due to holding company, financing expenses and minority interests.

2. TURNOVER AND REVENUE

The principal activity of the Company is investment holding. Its subsidiaries are principally engaged in the businesses of ship chartering, ship owning, trading, transportation and warehousing.

Turnover and revenue recognized by category are analyzed as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Turnover		
Chartering freight and hire:		
Hire income under time charter from owned vessels	**191,970**	112,029
Other chartering freight and hire income	**421,286**	301,670
Trading	**248,087**	281,294
Transportation and warehousing	**3,142**	4,465
	864,485	699,458
Other revenue		
Dividend and investment income from co-operative joint ventures	**8,172**	1,775
Interest income	**18,147**	28,223
Revenue	**890,804**	729,456

Year ended 31 December 2001

3. PROFIT FROM OPERATIONS

This is stated after charging (crediting):

	Group	
	2001	2000
	HK$'000	*HK$'000*
Auditors' remuneration	**675**	755
Cost of inventories	**266,798**	285,194
Hire payment under time charter	**316,997**	161,342
Operating lease charges in respect of land and buildings	**4,667**	4,152
Exchange gain, including unrealized provision, for foreign currency exposures	**(51,726)**	(43,223)
Loss (Gain) on disposal of fixed assets, other than investment properties	**483**	(27)
Loss on disposal of an investment property	**385**	1,267
Gain on disposal of other investments	**–**	(3,039)
Loss on disposal of a subsidiary and an associate	**176**	–
Provision for impairment in value of an other investment (included in other operating expenses)	**11,700**	–
Net loss on disposal of short-term investments, including unrealized holding loss of HK$7,456,000 *(2000: HK$41,020,000)*	**20,471**	43,504
Revaluation deficit of investment properties	**500**	1,200
(Write-back of) Provision for bad and doubtful debts	**(8,249)**	14,029
Write-back of claims provision	**(5,460)**	–
Retirement benefits scheme contributions net of forfeited contributions of HK$1,190,000 *(2000: HK$379,000)*	**780**	1,555
Gross rental income of HK$1,045,000 *(2000: HK$1,357,000)* net of outgoings from operating leases on investment properties	**(963)**	(1,283)
Claims income, including HK$Nil *(2000: HK$57,200,000)* from the settlement of proceedings taken against certain defendants for their failure to subscribe for the shares in a subsidiary of the Company	**–**	(69,789)

Year ended 31 December 2001

4. INTEREST EXPENSES

	Group	
	2001	2000
	HK$'000	*HK$'000*
Interests on bank loans and overdrafts:		
Wholly repayable within five years	**12,061**	14,320
Not wholly repayable within five years	**12,393**	3,111
	24,454	17,431

5. DIRECTORS' EMOLUMENTS

	Group	
	2001	2000
	HK$'000	*HK$'000*
Directors' fees	**5,972**	5,972
Other emoluments:		
Salaries and other benefits	**4,086**	4,157
Retirement benefits scheme contributions	**89**	87
	10,147	10,216

The directors' emoluments included fee of HK$60,000 *(2000: HK$60,000)* paid to the independent non-executive directors during the year.

Emoluments of the directors were within the following bands:

	Number of directors	
	2001	2000
HK$0 - HK$1,000,000	**4**	4
HK$1,500,001 - HK$2,000,000	**1**	1
HK$2,000,001 - HK$2,500,000	**1**	1
HK$2,500,001 - HK$3,000,000	**1**	1
HK$3,000,001 - HK$3,500,000	**1**	1
	8	8

6. EMPLOYEES' EMOLUMENTS

The five highest paid individuals included four *(2000: four)* directors whose details of emoluments are set out in note 5 above. Emoluments of the remaining one *(2000: one)* individual were as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Salaries and other benefits	**1,816**	1,917

7. TAXATION

	Group	
	2001	2000
	HK$'000	*HK$'000*
The Company and its subsidiaries:		
Hong Kong Profits Tax:		
Current year	**230**	486
Underprovision in prior years	**95**	17
	325	503

Hong Kong Profits Tax is provided at the rate of 16% *(2000: 16%)* on the estimated assessable profits for the year. In the opinion of the Directors, substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax. The Group is also not subject to taxation in any other juridictions in which the Group operates.

7. TAXATION (Continued)

The major components of deferred taxation not (credited) provided for the year are as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
(Reduction) Increase in the excess of tax allowances over depreciation	**(289)**	1,822
Tax losses arising	**(59)**	(10,115)
	(348)	(8,293)

8. NET LOSS FOR THE YEAR

The net loss for the year included a loss of HK$37,285,000 *(2000: HK$123,361,000)* which has been dealt with in the financial statements of the Company, and a loss of HK$133,000 *(2000: a profit of HK$141,000)* was attributable to the associates.

9. DIVIDENDS

The Board has resolved not to recommend the payment of any final dividend for the year *(2000: Nil)*. As interim dividend has also not been declared in the year *(2000: Nil)*, there is no dividend distribution for the whole year of 2001 *(2000: Nil)*.

10. BASIC LOSS PER SHARE

Basic loss per share for the year is calculated on the net loss for the year of HK$18,456,000 *(2000: HK$28,723,000)* and on the weighted average number of 526,242,488 *(2000: 526,242,488)* shares in issue during the year.

Diluted loss per share is not shown as there was no potential ordinary share in issue in both years.

Year ended 31 December 2001

11. FIXED ASSETS

Group

	Investment properties	Leasehold land and buildings	Property under development	Motor vessels and improvement	Vessels under construction	Plant and machinery	Leasehold improvement, utility vessels, furniture and equipment	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation								
At beginning of year	25,800	215,353	65,064	1,003,172	147,501	1,065	32,573	1,490,528
Additions	–	–	4,292	4,261	309,918	419	1,102	319,992
Disposals:								
through disposal of a subsidiary	–	(2,391)	–	–	–	–	(634)	(3,025)
others	(1,800)	(2,292)	–	–	–	(184)	(391)	(4,667)
Revaluation	(500)	–	–	–	–	–	–	(500)
Reclassification	–	–	–	354,238	(354,238)	–	–	–
At balance sheet date	**23,500**	**210,670**	**69,356**	**1,361,671**	**103,181**	**1,300**	**32,650**	**1,802,328**
Accumulated depreciation and impairment loss								
At beginning of year	–	124,949	50,064	381,200	–	1,008	24,831	582,052
Charge for the year	–	1,725	–	48,422	–	126	2,968	53,241
Disposals:								
through disposal of a subsidiary	–	(322)	–	–	–	–	(564)	(886)
others	–	(918)	–	–	–	(177)	(360)	(1,455)
Impairment loss	–	5,743	4,292	46,562	–	–	–	56,597
At balance sheet date	**–**	**131,177**	**54,356**	**476,184**	**–**	**957**	**26,875**	**689,549**
Net book value								
At balance sheet date	**23,500**	**79,493**	**15,000**	**885,487**	**103,181**	**343**	**5,775**	**1,112,779**
At beginning of year	25,800	90,404	15,000	621,972	147,501	57	7,742	908,476
Analysis of cost or valuation of fixed assets at balance sheet date								
At cost	–	157,670	69,356	1,016,989	103,181	1,300	32,650	1,381,146
At professional valuation in:								
1994	–	53,000	–	344,682	–	–	–	397,682
2001	23,500	–	–	–	–	–	–	23,500
	23,500	**210,670**	**69,356**	**1,361,671**	**103,181**	**1,300**	**32,650**	**1,802,328**

11. FIXED ASSETS *(Continued)*

Investment properties of the Group were revalued at balance sheet date by Midland Surveyors Limited, independent professional surveyors, on an open market value basis.

If the following classes of fixed assets had not been revalued at balance sheet date, their carrying amounts at cost less accumulated depreciation and impairment loss would have been:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Leasehold land and buildings	**79,493**	90,404
Motor vessels and improvement	**885,487**	621,972

All motor vessels and improvement and investment properties are held for use under operating leases.

The Group's properties are held under long leases and their net book values are analyzed as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Held in Hong Kong	**94,187**	102,974
Held outside Hong Kong	**306**	2,430
Investment properties in Hong Kong	**23,500**	25,800
	117,993	131,204

12. INTANGIBLE ASSET

	Group	
	2001	2000
	HK$'000	*HK$'000*
Transfer fee for club entrance		
Cost		
At beginning of year and **at balance sheet date**	**250**	250
Accumulated amortization		
At beginning of year	**87**	77
Charge for the year	**15**	10
At balance sheet date	**102**	87
Net book value		
At balance sheet date	**148**	163

13. INTERESTS IN SUBSIDIARIES

	Company	
	2001	2000
	HK$'000	*HK$'000*
Listed shares on the Oslo Exchanges, at cost	**351,702**	351,702
Unlisted shares, at cost	**13**	13
	351,715	351,715
Due from subsidiaries, net of provision	**172,394**	425,875
Due to subsidiaries	**(3,570)**	(220,556)
	520,539	557,034

Details of the Company's principal subsidiaries are set out in note 34 to the financial statements.

The market value of one of the subsidiaries, Jinhui Shipping, whose shares are listed on the Oslo Exchanges, amounted to approximately HK$56,678,000 at balance sheet date *(2000: HK$84,343,000)*.

14. INTERESTS IN ASSOCIATES

	Group	
	2001	2000
	HK$'000	*HK$'000*
Share of net assets	**23**	4
Due to associates	**(51)**	(1,406)
	(28)	(1,402)

15. OTHER INVESTMENTS

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Toll road, at cost	**15,600**	15,600	**–**	–
Less: Accumulated amortization	**(5,414)**	(4,588)	**–**	–
	10,186	11,012	**–**	–
Co-operative joint ventures, at cost	**78,648**	78,648	**–**	–
Less: Accumulated amortization	**(19,191)**	(16,659)	**–**	–
Provision for impairment loss	**(24,016)**	(24,016)	**–**	–
	35,441	37,973	**–**	–
Unlisted club debentures, at cost	**8,524**	8,524	**5,000**	5,000
Unlisted investments, at cost	**11,700**	11,700	**–**	–
Less: Provision for impairment loss	**(11,700)**	–	**–**	–
	–	11,700	**–**	–
	54,151	69,209	**5,000**	5,000

Year ended 31 December 2001

16. OTHER NON-CURRENT ASSETS

	Group	
	2001	2000
	HK$'000	*HK$'000*
Deferred drydocking expenses, at cost	**14,539**	18,589
Less: Amount written off	**(10,913)**	(11,443)
	3,626	7,146
Claim receivable	**30,200**	30,200
Less: Amount included in current assets	**(30,200)**	(13,000)
Claim receivable due over one year	**–**	17,200
Loan receivable	**23,000**	23,000
Less: Amount included in current assets	**(23,000)**	–
Loan receivable due over one year	**–**	23,000
	3,626	47,346

17. INVENTORIES

	Group	
	2001	2000
	HK$'000	*HK$'000*
Ship stores	**2,435**	5,212
Trading goods	**18,252**	22,072
	20,687	27,284

Inventories at the balance sheet date were carried at cost.

18. SHORT-TERM INVESTMENTS

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Debts securities, at fair value: Listed outside Hong Kong	**16,165**	52,919	**–**	–
Equity securities, at fair value:				
Listed in Hong Kong	**10,792**	28,073	**1,735**	–
Listed outside Hong Kong	**2,437**	1,673	**–**	–
Unlisted	**–**	2,593	**–**	–
	13,229	32,339	**1,735**	–
	29,394	85,258	**1,735**	–

19. TRADE RECEIVABLES

The credit terms given to charterers vary according to the types of vessels' employment. The credit terms could vary from 15 to 60 days.

The credit terms given to trading customers vary based on the financial assessments and payment track records. Credit limits are set for all customers and are revised only with the approval of senior management. General credit terms are payments by the end of 60 to 120 days following the month in which sales took place.

The aging analysis of trade receivables (net of provision for bad and doubtful debts) is as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
0 - 90 days	**58,518**	76,043
91 - 180 days	**16,823**	10,346
181 - 365 days	**1,618**	1,191
Over 365 days	**1,337**	2,062
	78,296	89,642

20. TRADE PAYABLES

The aging analysis of trade payables is as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
0 - 90 days	**54,792**	60,394
91 - 180 days	**984**	3,270
181 - 365 days	**637**	898
Over 365 days	**12,140**	27,265
	68,553	91,827

21. BANK LOANS AND OVERDRAFTS, SECURED

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The maturity of secured bank loans and overdrafts is as follows:				
Within one year	**113,304**	77,989	**7,474**	4,544
After one year but within two years	**58,830**	62,438	**–**	–
After two years but within five years	**109,632**	72,568	**–**	–
After five years	**258,382**	132,958	**–**	–
	540,148	345,953	**7,474**	4,544
Less:				
Amount included in current liabilities				
Bank loans, secured	**(65,785)**	(47,067)	**–**	–
Bank overdrafts, secured	**(47,519)**	(30,922)	**(7,474)**	(4,544)
Amount included in non-current liabilities	**426,844**	267,964	**–**	–

Year ended 31 December 2001

22. ISSUED CAPITAL

	Company	
	Number of shares	**Amount** ***HK$'000***
Shares of HK$0.10 each		
Authorized:		
At beginning of year and **at balance sheet date**	**1,000,000,000**	**100,000**
Issued and fully paid:		
At beginning of year and **at balance sheet date**	**526,242,488**	**52,624**

On 15 November 1991, a share option scheme (the "Scheme") was approved at an Extraordinary General Meeting of the Company under which the directors may, at their discretion, invite executives and/or employees of the Group, to take up options to subscribe for shares in the Company which, in aggregate, may not exceed 10% of the issued share capital of the Company from time to time. The Scheme expired on 14 November 2001. No options were granted or agreed to be granted before the Scheme expired.

Year ended 31 December 2001

23. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Other asset revaluation reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
Group						
At 1 January 2000						
As previously reported	288,733	93,161	2,023	29,110	124,543	537,570
Changes in accounting policies for goodwill *(Note 1)*	–	57,308	–	–	(50,886)	6,422
As restated	288,733	150,469	2,023	29,110	73,657	543,992
Exchange reserve arising on consolidation	–	(15)	–	–	–	(15)
Release on provision for impairment in value of fixed assets	–	(10,814)	–	(29,110)	–	(39,924)
Loss for the year	–	–	–	–	(28,723)	(28,723)
At 31 December 2000	288,733	139,640	2,023	–	44,934	475,330
Exchange reserve arising on consolidation	–	6	–	–	–	6
Release on disposal of an associate	–	6	–	–	–	6
Loss for the year	–	–	–	–	(18,456)	(18,456)
At balance sheet date	**288,733**	**139,652**	**2,023**	**–**	**26,478**	**456,886**
Represented by:						
Company and subsidiaries	288,733	139,652	2,023	–	26,455	456,863
Associates	–	–	–	–	23	23
	288,733	**139,652**	**2,023**	**–**	**26,478**	**456,886**

The application of the share premium account and the capital redemption reserve is governed by Section 48B and 49H respectively of the Hong Kong Companies Ordinance. The capital reserve and other asset revaluation reserve have been set up and will be dealt with in accordance with the accounting policies adopted for goodwill arising on subsidiaries and associates, foreign currency translation and the revaluation of leasehold land and buildings and motor vessels and improvement.

23. RESERVES *(Continued)*

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Other asset revaluation reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
Company						
At 1 January 2000	288,733	–	2,023	–	337,546	628,302
Loss for the year	–	–	–	–	(123,361)	(123,361)
At 31 December 2000	288,733	–	2,023	–	214,185	504,941
Loss for the year	–	–	–	–	(37,285)	(37,285)
At balance sheet date	**288,733**	**–**	**2,023**	**–**	**176,900**	**467,656**

Revenue reserve includes HK$32,220,000 which represents profits on disposal of certain subsidiaries to Jinhui Shipping in previous years. As it does not constitute realized profits within the meaning of Section 79B(2) of the Hong Kong Companies Ordinance, it is not available for distribution to shareholders. Thus, at balance sheet date, reserves of the Company available for distribution to shareholders amounted to HK$144,680,000 *(2000: HK$181,965,000)*.

Year ended 31 December 2001

24. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of loss before taxation to net cash inflow from operating activities

	Group	
	2001	2000
	HK$'000	*HK$'000*
Loss before taxation	**(5,864)**	(79,815)
Depreciation and amortization	**56,627**	49,925
Interest income	**(18,147)**	(28,223)
Interest expenses	**24,454**	17,431
Dividend income from short-term investments	**(653)**	(270)
Dividend and investment income, including toll income	**(10,980)**	(4,894)
Share of results of associates	**133**	(141)
Loss (Gain) on disposal of fixed assets, other than investment properties	**483**	(27)
Loss on disposal of an investment property	**385**	1,267
Gain on disposal of other investments	**—**	(3,039)
Loss on disposal of a subsidiary and an associate	**176**	—
Provision for impairment in value of fixed assets	**56,597**	157,579
Provision for impairment in value of an other investment	**11,700**	—
Revaluation deficit of investment properties	**500**	1,200
(Write-back of) Provision for bad and doubtful debts	**(8,249)**	14,029
Net drydocking expense written off	**3,520**	4,619
Discounts on held-to-maturity securities recognized	**—**	(280)
Net increase in claims receivable	**—**	(30,200)
Write-back of claims provision	**(5,460)**	—
Effects of exchange rates movement	**(33,727)**	—
Exchange adjustments	**(5)**	(37)
Changes in working capital:		
Inventories	**6,597**	(327)
Short-term investments	**55,864**	66,126
Trade receivables	**24,092**	(1,389)
Prepayments, deposits and other receivables	**28,230**	15,646
Trade payables	**(23,274)**	5,886
Accrued charges and other payables	**10,348**	623
Net cash inflow from operating activities	**173,347**	185,689

24. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(b) Summary of the effects of the disposal of a subsidiary

	Group	
	2001	2000
	HK$'000	*HK$'000*
Net assets disposed:		
Fixed assets	**2,139**	–
Prepayments, deposits and other receivables	**58**	–
Accrued charges and other payables	**(1,875)**	–
	322	–
Loss on disposal of a subsidiary	**(322)**	–
	–	–

(c) Analysis of changes in financing during the year

	Group				
	Bank loans	**Pledged deposits**	**Loan receivable**	**Due to (from) associates**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2000	123,972	(27,242)	–	(481)	96,249
Cash flows from financing	191,059	(20,600)	(23,000)	1,887	149,346
At 31 December 2000	315,031	(47,842)	(23,000)	1,406	245,595
Cash flows from financing	211,325	40,473	–	(43)	251,755
Change on disposal of an associate	–	–	–	(1,312)	(1,312)
Effects of exchange rates movement	(33,727)	–	–	–	(33,727)
At balance sheet date	**492,629**	**(7,369)**	**(23,000)**	**51**	**462,311**

24. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(d) Analysis of the balances of cash and cash equivalents

	Group	
	2001	2000
	HK$'000	*HK$'000*
Bank balances and cash	**207,626**	83,438
Bank overdrafts, secured	**(47,519)**	(30,922)
	160,107	52,516

25. DEFERRED TAXATION

A potential deferred tax asset has not been recognized in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilized in the foreseeable future.

At balance sheet date, the major components of deferred taxation (assets) liabilities not (credited) provided are as follows:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Excess of tax allowances over depreciation	**1,859**	2,148
Tax losses carried forward	**(50,408)**	(50,349)
	(48,549)	(48,201)

26. PLEDGE OF ASSETS

At balance sheet date, the Group had certain credit facilities which were secured by the followings:

(a) Legal charge on the Group's investment properties, leasehold land and buildings and motor vessels and improvement with an aggregate net book value of HK$891,533,000 *(2000: HK$628,272,000)*;

(b) Deposits totalling HK$7,369,000 *(2000: HK$47,842,000)* of the Group placed with a bank;

26. PLEDGE OF ASSETS *(Continued)*

(c) Short-term investments in securities of fair values totalling HK$19,000,000 *(2000: HK$53,700,000)* placed with a bank;

(d) Legal charge on shares of eight ship owning subsidiaries of the Company; and

(e) Assignment agreements entered into with banks assigning seven ship owning subsidiaries' chartering income in favour of banks.

27. COMMITMENTS

(a) Capital expenditure commitments

At balance sheet date, the Group had capital expenditure commitments relating to the newbuilding of three *(2000: five)* dry bulk vessels. The total purchase price of these vessels was approximately HK$494,910,000 *(2000: HK$852,152,000)* and the total amount contracted but not provided for (net of deposit paid) was approximately HK$395,226,000 *(2000: HK$713,324,000)*.

(b) Commitments under operating leases (as lessee)

At balance sheet date, the total of future minimum lease payments under non-cancellable operating leases for each of the following periods of the Group are:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Within one year:		
Land and buildings	**1,511**	3,314
Time charter hire	**189,807**	229,736
Others	**–**	30
	191,318	233,080
After one year but within five years:		
Land and buildings	**887**	563
Time charter hire	**385,355**	468,860
Others	**–**	2
	386,242	469,425
	577,560	702,505

27. COMMITMENTS *(Continued)*

(c) Commitments under operating leases (as lessor)

At balance sheet date, the total of future minimum lease payments receivables under non-cancellable operating leases for each of the following periods of the Group are:

	Group	
	2001	2000
	HK$'000	*HK$'000*
Within one year:		
Land and buildings	**1,011**	488
Time charter hire	**51,005**	20,125
	52,016	20,613
After one year but within five years:		
Land and buildings	**276**	99
	52,292	20,712

28. SEGMENTAL INFORMATION

(a) (i) Consolidated income statement by business segments — 2001

	Chartering freight and hire *HK$'000*	Trading *HK$'000*	Investments in China *HK$'000*	Other operations *HK$'000*	Total *HK$'000*
Turnover	613,256	248,087	3,142	–	864,485
Other operating income	57,719	7,376	8,470	1,437	75,002
Other net income (expenses)	(323)	146	65	53,953	53,841
	670,652	255,609	11,677	55,390	993,328
Operating expenses	(612,336)	(244,229)	(11,471)	(11,492)	(879,528)
Depreciation and amortization	(48,512)	(1,047)	(3,446)	(3,622)	(56,627)
Profit (Loss) from operations	9,804	10,333	(3,240)	40,276	57,173
Provision for impairment in value of fixed assets	(46,562)	–	–	(10,035)	(56,597)
Share of results of associates	–	(133)	–	–	(133)
	(36,758)	10,200	(3,240)	30,241	443
Interest income					18,147
Interest expenses					(24,454)
Loss before taxation					(5,864)
Taxation					(325)
Loss from ordinary activities after taxation					(6,189)
Minority interests					(12,267)
Net loss for the year					(18,456)

28. SEGMENTAL INFORMATION *(Continued)*

(a) (ii) Consolidated income statement by business segments — 2000

	Chartering freight and hire HK$'000	Trading HK$'000	Investments in China HK$'000	Other operations HK$'000	Total HK$'000
Turnover	413,699	281,294	4,465	–	699,458
Other operating income	33,083	23,748	1,808	1,523	60,162
Other net income	2,995	7,329	4,098	54,416	68,838
	449,777	312,371	10,371	55,939	828,458
Operating expenses	(396,118)	(301,905)	(12,777)	(902)	(711,702)
Depreciation and amortization	(40,473)	(1,249)	(3,560)	(4,643)	(49,925)
Profit (Loss) from operations	13,186	9,217	(5,966)	50,394	66,831
Provision for impairment in value of fixed assets	(92,930)	–	–	(64,649)	(157,579)
Share of results of associates	–	141	–	–	141
	(79,744)	9,358	(5,966)	(14,255)	(90,607)
Interest income					28,223
Interest expenses					(17,431)
Loss before taxation					(79,815)
Taxation					(503)
Loss from ordinary activities after taxation					(80,318)
Minority interests					51,595
Net loss for the year					(28,723)

(iii) The Group's chartering freight and hire business cannot be attributable to any particular geographical location. About 75% *(2000: 59%)* of the Group's turnover from trading operation is carried out in mainland China and the remaining is mainly carried out in Hong Kong. The Group's investments in China operation is mainly carried out in mainland China. The Group's other operations, including property investments, foreign currency transactions and short-term investments, are mainly carried out in Hong Kong.

28. SEGMENTAL INFORMATION *(Continued)*

(b) (i) Consolidated balance sheet by business segments — 2001

	Chartering freight and hire *HK$'000*	Trading *HK$'000*	Investments in China *HK$'000*	Other operations *HK$'000*	Total *HK$'000*
Allocated assets					
Fixed assets	988,874	1,353	411	122,141	1,112,779
Intangible asset	–	–	–	148	148
Interests in associates	–	(28)	–	–	(28)
Other investments	–	–	45,627	8,524	54,151
Other non-current assets	3,626	–	–	–	3,626
Current assets	30,500	114,104	1,624	63,969	210,197
Total segment assets	1,023,000	115,429	47,662	194,782	1,380,873
Unallocated assets					
Pledged deposits					7,369
Bank balances and cash					207,626
Total assets					1,595,868
Allocated liabilities					
Total segment liabilities	(552,701)	(46,213)	(2,065)	(44,891)	(645,870)
Unallocated liabilities					
Bank overdrafts, secured					(47,519)
Total liabilities					(693,389)
Capital expenditure incurred during the year	314,231	1,182	11	4,568	319,992

28. SEGMENTAL INFORMATION *(Continued)*

(b) (ii) Consolidated balance sheet by business segments — 2000

	Chartering freight and hire *HK$'000*	Trading *HK$'000*	Investments in China *HK$'000*	Other operations *HK$'000*	Total *HK$'000*
Allocated assets					
Fixed assets	769,728	2,237	462	136,049	908,476
Intangible asset	–	–	–	163	163
Interests in associates	–	(1,402)	–	–	(1,402)
Other investments	–	–	48,985	20,224	69,209
Other non-current assets	7,146	23,000	–	17,200	47,346
Current assets	50,951	112,403	11,482	101,453	276,289
Total segment assets	827,825	136,238	60,929	275,089	1,300,081
Unallocated assets					
Pledged deposits					47,842
Bank balances and cash					83,438
Total assets					1,431,361
Allocated liabilities					
Total segment liabilities	(383,920)	(64,526)	(3,064)	(37,775)	(489,285)
Unallocated liabilities					
Bank overdrafts, secured					(30,922)
Total liabilities					(520,207)
Capital expenditure incurred during the year	392,317	523	11	349	393,200

(iii) The segment assets of the Group's chartering freight and hire business cannot be attributable to any particular geographical location. Besides, around 25% *(2000: 20%)* of the segment assets under the other three business segments are located in mainland China and the remaining are mainly located in Hong Kong.

29. CONTINGENT LIABILITIES

At balance sheet date, contingent liabilities not provided for in the financial statements are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Guarantees to secure banking facilities granted to subsidiaries	**–**	–	**114,070**	114,070
Other guarantees	**486**	506	**–**	–
	486	506	**114,070**	114,070

Banking facilities granted by the banks to certain subsidiaries were guaranteed by the Company. At balance sheet date, the amount of such facilities utilized was HK$55,527,000 *(2000: HK$62,609,000)*.

30. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement scheme and a mandatory provident fund scheme. It is optional for all qualified employees to choose either of the schemes. The assets of the schemes are held separately from those of the Group in their respective schemes managed by an independent trustee. The pension costs charged represent contribution payable to the funds by the Group at the rates specified in the rules of the schemes.

The contributions to the defined contribution retirement scheme vest in employees according to a vesting percentage set out in the scheme. When employees leave the scheme prior to being vested fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. On the other hand, the contributions to the mandatory provident fund scheme vest immediately and fully in employees once the contributions are payable by the Group. There is no forfeited contribution when employees leave the mandatory provident fund scheme.

The Group's contributions to the retirement benefits schemes charged to the income statement during the year was HK$780,000 *(2000: HK$1,555,000)* net of the forfeited contributions of HK$1,190,000 *(2000: HK$379,000)* which arose upon employees leaving the defined contribution retirement scheme.

Year ended 31 December 2001

31. DIRECTORS' INTERESTS IN CONTRACTS

Vintage Investments Limited ("Vintage") entered into a consultancy agreement dated 28 September 1999 with Jinhui Shipping pursuant to which Vintage agreed to provide the consultancy services to Jinhui Shipping for a quarterly fee of £2,500 (approximately HK$28,000) and an amount up to 1% on the total value of any project where Vintage has undertaken consultancy. The agreement is terminable by giving 30 days prior notice to the other.

Mr. So Wing Hung Peter is a shareholder and a director of Vintage. Consultancy fee in the amount of £10,000 (approximately HK$112,000) *(2000: £10,000)* has been paid during the year under the agreement.

Other than as disclosed above, none of the directors has a service contract with the Group which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

32. ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company is Fairline, a company incorporated in the British Virgin Islands.

33. COMPARATIVE FIGURES

As explained in note 1 to the financial statements, due to the adoption of certain new and revised SSAPs during the current year, certain comparatives have been adjusted, restated or reclassified to conform with the current year's presentation.

34. PRINCIPAL SUBSIDIARIES

	Name	Issued and paid-up capital	Attributable equity interest	Principal activities	Place of operation
	Incorporated in Bermuda				
	Jinhui MetCoke Limited	12,000 ordinary shares of US$1 each	50.9%	Investment holding	Worldwide
#	Jinhui Shipping and Transportation Limited	98,428,341 ordinary shares of US$0.50 each	50.9%	Investment holding	Worldwide
	Incorporated in the British Virgin Islands				
	Advance Rich Limited	1 share of US$1 each	50.9%	Investment	Worldwide
	Jin Hui Shipping Inc.	50,000 shares of US$1 each	50.9%	Investment holding	Worldwide
	Jinhui Investments Limited	1 share of US$1 each	50.9%	Investment holding	Worldwide
	Jinhui Transportation Inc.	1,000 shares of US$1 each	50.9%	Investment holding	Worldwide
#	Pantow Profits Limited	60,000 shares of US$1 each	100%	Investment holding	Worldwide
	Yee Lee Technology Company Limited	4,000,000 shares of HK$1 each	75%	Investment holding	Hong Kong
	Incorporated in Hong Kong				
	Best Flame International Limited	2 shares of HK$1 each	50.9%	Property investment	Hong Kong
	Carpa Limited	2 shares of HK$1 each	100%	Property investment	Hong Kong
	Exalten Limited	2 shares of HK$1 each	100%	Property investment	Hong Kong
	Fair Fait International Limited	2 shares of HK$1 each	50.9%	Property investment	Hong Kong
	Fair Group International Limited	10,000 shares of HK$1 each	100%	Property investment	Hong Kong
	Goldbeam International Limited	5,000,000 shares of HK$1 each	50.9%	Ship management services, shipping agent and investment	Hong Kong
#	Jinhui Investments (China) Limited	2 shares of HK$1 each	100%	Investment holding	Hong Kong and China
	Keenfair Investment Limited	2 shares of HK$1 each	100%	Property investment	Hong Kong
	Linkford International Limited	2 shares of HK$1 each	100%	Property investment	Hong Kong
	Monocosmic Limited	10,000 shares of HK$1 each	50.9%	Property investment	Hong Kong
	Ocean Fame International Limited	1,000 shares of HK$1 each	100%	Property investment	Hong Kong
	Ringo Star Company Limited	2 shares of HK$1 each	50.9%	Property investment	Hong Kong
	Yee Lee Industrial Chemical, Limited	50,000 shares of HK$100 each	75%	Trading of chemical products	Hong Kong

34. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Issued and paid-up capital	Attributable equity interest	Principal activities	Place of operation
Incorporated in the Republic of Liberia				
Galsworthy Limited	1 registered share of US$1 each	50.9%	Ship chartering	Worldwide
Goldbeam Shipping Inc.	100 registered shares of US$1 each	50.9%	Ship chartering	Worldwide
Jinbi Shipping Ltd	1 registered share of US$1 each	50.9%	Ship owning	Worldwide
Paxton Enterprises Limited	500 registered shares of US$1 each	50.9%	Ship chartering	Worldwide
Wonder Enterprises Ltd	500 registered shares of US$1 each	50.9%	Ship chartering	Worldwide
Incorporated in the Republic of Panama				
Jinan Marine Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinda Shipping Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinfeng Marine Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinhui Marine Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinkang Marine Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinli Marine Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinping Marine Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinsheng Marine Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinshun Shipping Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jintai Marine Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Jinyi Shipping Inc.	2 common shares of US$1 each	50.9%	Ship owning	Worldwide
Rimpacific Navigation Inc.	2 common shares of US$1 each	50.9%	Investment	Worldwide
Incorporated in the State of Delaware, United States of America				
Jinhui Shipping (USA) Inc.	500 shares of US$1 each	50.9%	Shipping agent	United States of America

\# *These are direct subsidiaries of the Company. All other companies are indirect subsidiaries.*

截至二零零一年十二月三十一日止年度

34. 主要附屬公司(續)

名稱	已發行及已繳股本	應佔股本權益	主要業務	營業地點
於利比里亞共和國註冊成立				
Galsworthy Limited	1股每股面值1美元註冊股	50.9%	船舶租賃	全球
Goldbeam Shipping Inc.	100股每股面值1美元註冊股	50.9%	船舶租賃	全球
Jinbi Shipping Ltd	1股每股面值1美元註冊股	50.9%	擁有船舶	全球
Paxton Enterprises Limited	500股每股面值1美元註冊股	50.9%	船舶租賃	全球
Wonder Enterprises Ltd	500股每股面值1美元註冊股	50.9%	船舶租賃	全球
於巴拿馬共和國註冊成立				
Jinan Marine Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinda Shipping Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinfeng Marine Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinhui Marine Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinkang Marine Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinli Marine Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinping Marine Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinsheng Marine Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinshun Shipping Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jintai Marine Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Jinyi Shipping Inc.	2股每股面值1美元普通股	50.9%	擁有船舶	全球
Rimpacific Navigation Inc.	2股每股面值1美元普通股	50.9%	投資	全球
於美國德拉瓦州註冊成立				
Jinhui Shipping (USA) Inc.	500股每股面值1美元股份	50.9%	船務代理	美國

此等為本公司之直接附屬公司，所有其他公司則為間接附屬公司。

34. 主要附屬公司

名稱	已發行及已繳股本	應佔股本權益	主要業務	營業地點
於百慕達註冊成立				
Jinhui MetCoke Limited	12,000股每股面值1美元普通股	50.9%	投資控股	全球
# Jinhui Shipping and Transportation Limited	98,428,341股每股面值0.50美元普通股	50.9%	投資控股	全球
於英屬處女群島註冊成立				
Advance Rich Limited	1股每股面值1美元股份	50.9%	投資	全球
Jin Hui Shipping Inc.	50,000股每股面值1美元股份	50.9%	投資控股	全球
Jinhui Investments Limited	1股每股面值1美元股份	50.9%	投資控股	全球
Jinhui Transportation Inc.	1,000股每股面值1美元股份	50.9%	投資控股	全球
# Pantow Profits Limited	60,000股每股面值1美元股份	100%	投資控股	全球
Yee Lee Technology Company Limited	4,000,000股每股面值1港元股份	75%	投資控股	香港
於香港註冊成立				
皓輝國際有限公司	2股每股面值1港元股份	50.9%	物業投資	香港
嘉霸有限公司	2股每股面值1港元股份	100%	物業投資	香港
輝迅有限公司	2股每股面值1港元股份	100%	物業投資	香港
訊暉國際有限公司	2股每股面值1港元股份	50.9%	物業投資	香港
Fair Group International Limited	10,000股每股面值1港元股份	100%	物業投資	香港
華珠國際有限公司	5,000,000股每股面值1港元股份	50.9%	船舶管理服務、船務代理及投資	香港
# 金輝(中國)投資有限公司	2股每股面值1港元股份	100%	投資控股	香港及中國
啟勳投資有限公司	2股每股面值1港元股份	100%	物業投資	香港
凌暉國際有限公司	2股每股面值1港元股份	100%	物業投資	香港
Monocosmic Limited	10,000股每股面值1港元股份	50.9%	物業投資	香港
洋輝國際有限公司	1,000股每股面值1港元股份	100%	物業投資	香港
晏暉有限公司	2股每股面值1港元股份	50.9%	物業投資	香港
義利工業原料有限公司	50,000股每股面值100港元股份	75%	化工產品貿易	香港

截至二零零一年十二月三十一日止年度

31. 董事之合約權益

Vintage Investments Limited(「Vintage」)於一九九九年九月二十八日與Jinhui Shipping訂立顧問協議；據此，Vintage同意向Jinhui Shipping提供顧問服務，代價為每季2,500英鎊(約28,000港元)及由Vintage承擔顧問服務之任何計劃之總值不超過1%。該協議可以給予對方30日通知而終止。

蘇永雄先生為Vintage之股東兼董事。根據協議，本年度已支付顧問費用10,000英鎊(約112,000港元)*(二零零零年：10,000英鎊)*。

除上文所披露者外，各董事概無與本集團訂立不可於一年內免付補償(法定補償除外)而終止之服務合約。

32. 最終控股公司

董事會認為最終控股公司乃於英屬處女群島註冊成立之Fairline。

33. 比較數字

按財務報告附註1所述，鑑於本年度採用若干新編及經修訂會計實務準則，財務報告已作出若干比較數字之調整、重列或重新分類，以符合本年度之呈報方式。

截至二零零一年十二月三十一日止年度

29. 或然負擔

於結算日，尚未在財務報告上撥備之或然負債如下：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千港元	*千港元*	***千港元***	*千港元*
就附屬公司獲授之銀行融資而提供之擔保	**—**	—	**114,070**	114,070
其他擔保	**486**	506	**—**	—
	486	506	**114,070**	114,070

多間銀行授予若干附屬公司之銀行融資乃由本公司擔保。於結算日，已動用之融資金額為55,527,000港元（*二零零零年：62,609,000港元*）。

30. 退休福利計劃

本集團設有定額供款退休金計劃及強制性公積金計劃，所有合資格僱員均可選擇參與其中一個計劃。該等計劃之資產交由獨立信託人管理，與本集團之資產分開持有。所支出之退休金成本即本集團根據該等計劃規定之比率應付予基金之供款。

僱員乃根據計劃所載之供款百分比收取定額供款退休金計劃之供款。倘僱員於全數完成供款前退出該計劃，則本集團應付之供款將按已沒收供款之數額相應作出扣減。另一方面，本集團於強制性公積金計劃之供款一經支付，即全屬僱員所有，即使僱員退出強制性公積金計劃，本集團亦無可沒收供款。

本集團於本年度自損益表扣除之退休福利計劃供款為780,000港元（*二零零零年：1,555,000港元*），已扣除因僱員退出定額供款退休金計劃而沒收之供款1,190,000港元（*二零零零年：379,000港元*）。

截至二零零一年十二月三十一日止年度

28. 分部資料(續)

(b) (ii) 二零零零年按業務分析之綜合資產負債表

	運費及船租 千港元	貿易 千港元	在中國之投資 千港元	其他業務 千港元	總額 千港元
分配資產					
固定資產	769,728	2,237	462	136,049	908,476
無形資產	–	–	–	163	163
佔聯營公司之權益	–	(1,402)	–	–	(1,402)
其他投資	–	–	48,985	20,224	69,209
其他非流動資產	7,146	23,000	–	17,200	47,346
流動資產	50,951	112,403	11,482	101,453	276,289
分部資產總值	827,825	136,238	60,929	275,089	1,300,081
不予分配資產					
已抵押存款					47,842
銀行結存及現金					83,438
資產總值					1,431,361
分配負債					
分部負債總值	(383,920)	(64,526)	(3,064)	(37,775)	(489,285)
不予分配負債					
有抵押銀行透支					(30,922)
負債總值					(520,207)
年內產生之資本開支	392,317	523	11	349	393,200

(iii) 本集團運費及船租業務之分部資產均不能歸納於任何特定之地區。除此以外，其他三類業務之分部資產約25%(*二零零零年：20%*)位於中國內地，餘下則主要位於香港。

28. 分部資料(續)

(b) (i) 二零零一年按業務分析之綜合資產負債表

	運費及船租 千港元	貿易 千港元	在中國之投資 千港元	其他業務 千港元	總額 千港元
分配資產					
固定資產	988,874	1,353	411	122,141	1,112,779
無形資產	–	–	–	148	148
佔聯營公司之權益	–	(28)	–	–	(28)
其他投資	–	–	45,627	8,524	54,151
其他非流動資產	3,626	–	–	–	3,626
流動資產	30,500	114,104	1,624	63,969	210,197
分部資產總值	1,023,000	115,429	47,662	194,782	1,380,873
不予分配資產					
已抵押存款					7,369
銀行結存及現金					207,626
資產總值					1,595,868
分配負債					
分部負債總值	(552,701)	(46,213)	(2,065)	(44,891)	(645,870)
不予分配負債					
有抵押銀行透支					(47,519)
負債總值					(693,389)
年內產生之資本開支	314,231	1,182	11	4,568	319,992

截至二零零一年十二月三十一日止年度

28. 分部資料 *(續)*

(a) (ii) 二零零零年按業務分析之綜合損益表

	運費及船租 千港元	貿易 千港元	在中國之投資 千港元	其他業務 千港元	總額 千港元
營業額	413,699	281,294	4,465	–	699,458
其他經營收入	33,083	23,748	1,808	1,523	60,162
其他收入淨額	2,995	7,329	4,098	54,416	68,838
	449,777	312,371	10,371	55,939	828,458
經營開支	(396,118)	(301,905)	(12,777)	(902)	(711,702)
折舊及攤銷	(40,473)	(1,249)	(3,560)	(4,643)	(49,925)
經營溢利(虧損)	13,186	9,217	(5,966)	50,394	66,831
固定資產減值撥備	(92,930)	–	–	(64,649)	(157,579)
應佔聯營公司業績	–	141	–	–	141
	(79,744)	9,358	(5,966)	(14,255)	(90,607)
利息收入					28,223
利息開支					(17,431)
除税前虧損					(79,815)
税項					(503)
日常業務之除税後虧損					(80,318)
少數股東權益					51,595
本年度虧損淨額					(28,723)

(iii) 本集團之運費及船租業務之經營地點均不能歸納於任何特定之地區。本集團貿易業務之營業額約75% *(二零零零年：59%)* 源自中國內地，餘下大部份則源自香港。本集團在中國之投資業務均位於中國內地。本集團之其他業務包括物業投資、外滙交易及短期投資則主要位於香港。

截至二零零一年十二月三十一日止年度

28. 分部資料

(a) (i) 二零零一年按業務分析之綜合損益表

	運費及船租 *千港元*	貿易 *千港元*	在中國之投資 *千港元*	其他業務 *千港元*	總額 *千港元*
營業額	**613,256**	**248,087**	**3,142**	**–**	**864,485**
其他經營收入	**57,719**	**7,376**	**8,470**	**1,437**	**75,002**
其他收入(開支)淨額	**(323)**	**146**	**65**	**53,953**	**53,841**
	670,652	**255,609**	**11,677**	**55,390**	**993,328**
經營開支	**(612,336)**	**(244,229)**	**(11,471)**	**(11,492)**	**(879,528)**
折舊及攤銷	**(48,512)**	**(1,047)**	**(3,446)**	**(3,622)**	**(56,627)**
經營溢利(虧損)	**9,804**	**10,333**	**(3,240)**	**40,276**	**57,173**
固定資產減值撥備	**(46,562)**	**–**	**–**	**(10,035)**	**(56,597)**
應佔聯營公司業績	**–**	**(133)**	**–**	**–**	**(133)**
	(36,758)	**10,200**	**(3,240)**	**30,241**	**443**
利息收入					**18,147**
利息開支					**(24,454)**
除税前虧損					**(5,864)**
税項					**(325)**
日常業務之除税後虧損					**(6,189)**
少數股東權益					**(12,267)**
本年度虧損淨額					**(18,456)**

27. 承擔(續)

(c) 經營租約承擔(作為出租人)

於結算日，根據不可撤銷之經營租約，本集團將於以下各期間收取之未來最低租賃付款額如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
一年內：		
土地及樓宇	**1,011**	488
期租租船合約	**51,005**	20,125
	52,016	20,613
一年後但於五年內：		
土地及樓宇	**276**	99
	52,292	20,712

26. 資產抵押 *(續)*

(c) 存於銀行公平價值合共19,000,000港元 *(二零零零年：53,700,000港元)* 之短期投資證券；

(d) 本公司屬下八間擁有船舶附屬公司之股份之法定抵押；及

(e) 與銀行訂立轉讓協議，將七間擁有船舶附屬公司之租船合約收入轉讓予銀行。

27. 承擔

(a) 資本支出承擔

於結算日，本集團就三艘 *(二零零零年：五艘)* 新造散裝乾貨船作出資本支出承擔。該等船舶之總購買價值約為494,910,000港元 *(二零零零年：852,152,000港元)*，而已訂立合約但未撥備之總金額（扣除已付訂金）則約為395,226,000港元 *(二零零零年：713,324,000港元)*。

(b) 經營租約承擔（作為承租人）

於結算日，根據不可撤銷之經營租約，本集團須於以下各期間支付之未來最低租賃付款額如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
一年內：		
土地及樓宇	**1,511**	3,314
期租租船合約	**189,807**	229,736
其他	**—**	30
	191,318	233,080
一年後但於五年內：		
土地及樓宇	**887**	563
期租租船合約	**385,355**	468,860
其他	**—**	2
	386,242	469,425
	577,560	702,505

截至二零零一年十二月三十一日止年度

24. 綜合現金流量表附註(*續*)

(d) 現金及現金等值項目結存之分析

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
銀行結存及現金	**207,626**	83,438
有抵押銀行透支	**(47,519)**	(30,922)
	160,107	52,516

25. 遞延稅項

本集團並未就可用以抵銷日後之溢利之稅務虧損而在財務報告上確認一項潛在遞延稅項資產，因無法確定於可預見未來動用該項稅務虧損。

於結算日，尚未(計入)撥備之遞延稅項(資產)負債之主要組成部份如下：

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
免稅額超逾有關折舊之差額	**1,859**	2,148
結轉稅務虧損	**(50,408)**	(50,349)
	(48,549)	(48,201)

26. 資產抵押

於結算日，本集團有若干信貸融資以下列各項目作為擔保：

(a) 本集團賬面淨值總額為891,533,000港元(*二零零零年：628,272,000港元*)之投資物業、租約土地與樓宇及機動船舶與修葺之法定抵押；

(b) 本集團於銀行合共7,369,000港元(*二零零零年：47,842,000港元*)之存款；

截至二零零一年十二月三十一日止年度

24. 綜合現金流量表附註 *(續)*

(b) 出售附屬公司之影響概要

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
出售資產淨值：		
固定資產	**2,139**	—
預付款項、按金及其他應收賬項	**58**	—
應計費用及其他應付賬項	**(1,875)**	—
	322	—
出售附屬公司所得虧損	**(322)**	—
	—	—

(c) 本年度融資變動分析

	本集團				
	銀行貸款	已抵押存款	應收貸款	應付(應收)聯營公司之賬項	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零零年一月一日	123,972	(27,242)	—	(481)	96,249
來自融資之現金流量	191,059	(20,600)	(23,000)	1,887	149,346
於二零零零年十二月三十一日	315,031	(47,842)	(23,000)	1,406	245,595
來自融資之現金流量	211,325	40,473	—	(43)	251,755
出售聯營公司之變動	—	—	—	(1,312)	(1,312)
滙率變動之影響	(33,727)	—	—	—	(33,727)
於結算日	**492,629**	**(7,369)**	**(23,000)**	**51**	**462,311**

截至二零零一年十二月三十一日止年度

24. 綜合現金流量表附註

(a) 除稅前虧損與經營業務之現金流入淨額之對賬表

	本集團	
	二零零一年 千港元	二零零零年 千港元
除稅前虧損	**(5,864)**	(79,815)
折舊及攤銷	**56,627**	49,925
利息收入	**(18,147)**	(28,223)
利息開支	**24,454**	17,431
短期投資之股息收入	**(653)**	(270)
股息及投資收入(包括路費)	**(10,980)**	(4,894)
應佔聯營公司業績	**133**	(141)
出售固定資產(除投資物業外)所得虧損(收益)	**483**	(27)
出售投資物業所得虧損	**385**	1,267
出售其他投資所得收益	**—**	(3,039)
出售附屬公司及聯營公司所得虧損	**176**	—
固定資產減值撥備	**56,597**	157,579
其他投資減值撥備	**11,700**	—
投資物業之重估虧絀	**500**	1,200
呆壞賬(撥回)撥備	**(8,249)**	14,029
進塢開支撇銷淨額	**3,520**	4,619
經確認持至到期日之證券折讓	**—**	(280)
應收索償增加淨額	**—**	(30,200)
索償撥備撥回	**(5,460)**	—
滙率變動之影響	**(33,727)**	—
滙兌調整	**(5)**	(37)
營運資金之變動:		
存貨	**6,597**	(327)
短期投資	**55,864**	66,126
應收貿易賬項	**24,092**	(1,389)
預付款項、按金及其他應收賬項	**28,230**	15,646
應付貿易賬項	**(23,274)**	5,886
應計費用及其他應付賬項	**10,348**	623
來自經營業務之現金流入淨額	**173,347**	185,689

截至二零零一年十二月三十一日止年度

23. 儲備 *(續)*

	股本溢價	資本儲備	資本贖回儲備	其他資產重估儲備	收入儲備	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本公司						
於二零零零年一月一日	288,733	–	2,023	–	337,546	628,302
本年度虧損	–	–	–	–	(123,361)	(123,361)
於二零零零年十二月三十一日	288,733	–	2,023	–	214,185	504,941
本年度虧損	–	–	–	–	(37,285)	(37,285)
於結算日	**288,733**	**–**	**2,023**	**–**	**176,900**	**467,656**

收入儲備包括過往年度向Jinhui Shipping出售若干附屬公司之溢利32,220,000港元。由於該溢利並非香港公司條例第79B(2)條所界定之已變現溢利，故不可分派予股東。於結算日，本公司可分派予股東之儲備為144,680,000港元*(二零零零年：181,965,000港元)*。

截至二零零一年十二月三十一日止年度

23. 儲備

	股本溢價 *千港元*	資本儲備 *千港元*	資本贖回儲備 *千港元*	其他資產重估儲備 *千港元*	收入儲備 *千港元*	總額 *千港元*
本集團						
於二零零零年一月一日						
如前呈報	288,733	93,161	2,023	29,110	124,543	537,570
商譽之會計政策變動 *(附註1)*	–	57,308	–	–	(50,886)	6,422
重列	288,733	150,469	2,023	29,110	73,657	543,992
綜合賬目而產生之滙兑儲備	–	(15)	–	–	–	(15)
固定資產減值撥備而撥出	–	(10,814)	–	(29,110)	–	(39,924)
本年度虧損	–	–	–	–	(28,723)	(28,723)
於二零零零年十二月三十一日	288,733	139,640	2,023	–	44,934	475,330
綜合賬目而產生之滙兑儲備	–	6	–	–	–	6
出售聯營公司而撥出	–	6	–	–	–	6
本年度虧損	–	–	–	–	(18,456)	(18,456)
於結算日	**288,733**	**139,652**	**2,023**	**–**	**26,478**	**456,886**
代表：						
本公司及附屬公司	288,733	139,652	2,023	–	26,455	456,863
聯營公司	–	–	–	–	23	23
	288,733	**139,652**	**2,023**	**–**	**26,478**	**456,886**

股本溢價賬目及資本贖回儲備之運用分別受香港公司條例第48B及49H條監管。資本儲備及其他資產重估儲備乃根據有關附屬公司及聯營公司之商譽、外幣換算及租約土地與樓宇及機動船舶與修葺重估價值之會計政策而設立及處理。

截至二零零一年十二月三十一日止年度

22. 已發行股本

	本公司	
	股份數目	數額 *千港元*
每股面值0.10港元股份		
法定：		
於年初及		
於結算日	**1,000,000,000**	**100,000**
已發行及繳足：		
於年初及		
於結算日	**526,242,488**	**52,624**

於一九九一年十一月十五日，一項優先購股權計劃(「該計劃」)於本公司股東特別大會中通過。據此，董事可酌情邀請本集團之行政人員及／或僱員認取優先購股權，以認購本公司之股份，股份總額不得超過本公司不時之已發行股本之10%。該計劃於二零零一年十一月十四日到期。該計劃到期前並無授予或同意授予任何優先購股權。

截至二零零一年十二月三十一日止年度

20. 應付貿易賬項

應付貿易賬項之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
0 — 90日	**54,792**	60,394
91 — 180日	**984**	3,270
181 — 365日	**637**	898
365日以上	**12,140**	27,265
	68,553	91,827

21. 有抵押銀行貸款及透支

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千港元	*千港元*	***千港元***	*千港元*
有抵押銀行貸款及透支之到期日如下：				
一年內	**113,304**	77,989	**7,474**	4,544
一年後至兩年內	**58,830**	62,438	**—**	—
兩年後至五年內	**109,632**	72,568	**—**	—
五年後	**258,382**	132,958	**—**	—
	540,148	345,953	**7,474**	4,544
減：				
列入流動負債之數額				
有抵押銀行貸款	**(65,785)**	(47,067)	**—**	—
有抵押銀行透支	**(47,519)**	(30,922)	**(7,474)**	(4,544)
列入非流動負債之數額	**426,844**	267,964	**—**	—

截至二零零一年十二月三十一日止年度

18. 短期投資

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
債務證券，按公平價值：				
在香港以外地區上市	**16,165**	52,919	**—**	—
股本證券，按公平價值：				
在香港上市	**10,792**	28,073	**1,735**	—
在香港以外地區上市	**2,437**	1,673	**—**	—
非上市	**—**	2,593	**—**	—
	13,229	32,339	**1,735**	—
	29,394	85,258	**1,735**	—

19. 應收貿易賬項

給予租船人之信貸條款視乎不同種類之船舶而定。信貸條款可由15至60日不等。

給予貿易客戶之信貸期視乎客戶之財務評級及付款紀錄而定。所有客戶均設有信貸限額，並僅在高級管理層批准後方可修訂。一般信貸期為銷售後60至120日內付款。

應收貿易賬項(已扣除呆壞賬撥備)之賬齡分析如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
0 — 90日	**58,518**	76,043
91 — 180日	**16,823**	10,346
181 — 365日	**1,618**	1,191
365日以上	**1,337**	2,062
	78,296	89,642

截至二零零一年十二月三十一日止年度

16. 其他非流動資產

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
遞延進塢開支，按成本	**14,539**	18,589
減：撇銷數額	**(10,913)**	(11,443)
	3,626	7,146
應收索償	**30,200**	30,200
減：列入流動資產之數額	**(30,200)**	(13,000)
超過一年後到期之應收索償	**–**	17,200
應收貸款	**23,000**	23,000
減：列入流動資產之數額	**(23,000)**	–
超過一年後到期之應收貸款	**–**	23,000
	3,626	47,346

17. 存貨

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
船舶物料	**2,435**	5,212
商品	**18,252**	22,072
	20,687	27,284

於結算日之存貨按成本列賬。

截至二零零一年十二月三十一日止年度

14. 佔聯營公司之權益

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
應佔資產淨值	**23**	4
應付聯營公司之賬項	**(51)**	(1,406)
	(28)	(1,402)

15. 其他投資

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千港元	*千港元*	***千港元***	*千港元*
收費公路，按成本	**15,600**	15,600	**—**	—
減：累計攤銷	**(5,414)**	(4,588)	**—**	—
	10,186	11,012	**—**	—
合作合營企業，按成本	**78,648**	78,648	**—**	—
減：累計攤銷	**(19,191)**	(16,659)	**—**	—
減值虧損撥備	**(24,016)**	(24,016)	**—**	—
	35,441	37,973	**—**	—
非上市會所債券，按成本	**8,524**	8,524	**5,000**	5,000
非上市投資，按成本	**11,700**	11,700	**—**	—
減：減值虧損撥備	**(11,700)**	—	**—**	—
	—	11,700	**—**	—
	54,151	69,209	**5,000**	5,000

截至二零零一年十二月三十一日止年度

12. 無形資產

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
入會之轉讓費		
成本		
於年初及**於結算日**	**250**	250
累計攤銷		
於年初	**87**	77
本年度攤銷	**15**	10
於結算日	**102**	87
賬面淨值		
於結算日	**148**	163

13. 佔附屬公司之權益

	本公司	
	二零零一年 *千港元*	二零零零年 *千港元*
在奧斯陸交易所上市之股份，按成本	**351,702**	351,702
非上市股份，按成本	**13**	13
	351,715	351,715
應收附屬公司之賬項減撥備淨額	**172,394**	425,875
應付附屬公司之賬項	**(3,570)**	(220,556)
	520,539	557,034

有關本公司屬下主要附屬公司之詳情載於財務報告附註34。

其中一間附屬公司Jinhui Shipping於結算日之市值約為56,678,000港元（二零零零年：*84,343,000港元*），其股份乃於奧斯陸交易所上市。

截至二零零一年十二月三十一日止年度

11. 固定資產 *(續)*

本集團投資物業於結算日由獨立專業測量師美聯測量師有限公司按公開市值重估。

倘下列類別之固定資產並無於結算日進行重估，則其成本減累計折舊及減值虧損之賬面值應為下列金額：

	本集團	
	二零零一年 千港元	二零零零年 千港元
租約土地及樓宇	**79,493**	90,404
機動船舶及修葺	**885,487**	621,972

所有機動船舶與修葺及投資物業均按作為經營租約使用而持有。

本集團之物業按長期租約持有，而有關賬面淨值分析如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
在香港持有	**94,187**	102,974
在香港以外地區持有	**306**	2,430
在香港之投資物業	**23,500**	25,800
	117,993	131,204

截至二零零一年十二月三十一日止年度

11. 固定資產

本集團

	投資物業 千港元	租約土地及樓宇 千港元	發展中物業 千港元	機動船舶及修葺 千港元	建造中船舶 千港元	廠房設備及機器 千港元	租賃物業裝修、遊艇、傢俬及設備 千港元	總額 千港元
成本或估值								
於年初	25,800	215,353	65,064	1,003,172	147,501	1,065	32,573	1,490,528
添置	–	–	4,292	4,261	309,918	419	1,102	319,992
出售：								
透過出售附屬公司	–	(2,391)	–	–	–	–	(634)	(3,025)
其他	(1,800)	(2,292)	–	–	–	(184)	(391)	(4,667)
重估	(500)	–	–	–	–	–	–	(500)
重新分類	–	–	–	354,238	(354,238)	–	–	–
於結算日	**23,500**	**210,670**	**69,356**	**1,361,671**	**103,181**	**1,300**	**32,650**	**1,802,328**
累計折舊及減值虧損								
於年初	–	124,949	50,064	381,200	–	1,008	24,831	582,052
本年度折舊	–	1,725	–	48,422	–	126	2,968	53,241
出售：								
透過出售附屬公司	–	(322)	–	–	–	–	(564)	(886)
其他	–	(918)	–	–	–	(177)	(360)	(1,455)
減值虧損	–	5,743	4,292	46,562	–	–	–	56,597
於結算日	**–**	**131,177**	**54,356**	**476,184**	**–**	**957**	**26,875**	**689,549**
賬面淨值								
於結算日	**23,500**	**79,493**	**15,000**	**885,487**	**103,181**	**343**	**5,775**	**1,112,779**
於年初	25,800	90,404	15,000	621,972	147,501	57	7,742	908,476
固定資產於結算日之成本或估值分析								
成本	–	157,670	69,356	1,016,989	103,181	1,300	32,650	1,381,146
專業估值：								
一九九四年	–	53,000	–	344,682	–	–	–	397,682
二零零一年	23,500	–	–	–	–	–	–	23,500
	23,500	**210,670**	**69,356**	**1,361,671**	**103,181**	**1,300**	**32,650**	**1,802,328**

7. 稅項 *(續)*

本年度尚未(計入)撥備之遞延稅項主要組成部份如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
免稅額超逾有關折舊之(減少)增加	**(289)**	1,822
所產生之稅務虧損	**(59)**	(10,115)
	(348)	(8,293)

8. 本年度虧損淨額

本年度虧損淨額中包括一項已撥入本公司之財務報告中處理之虧損37,285,000港元 *(二零零零年：123,361,000港元)*，而聯營公司之應佔虧損則為133,000港元 *(二零零零年：溢利141,000港元)*。

9. 股息

董事會經決議就本年度不建議派發任何末期股息 *(二零零零年：無)*。由於本年度亦無宣派任何中期股息 *(二零零零年：無)*，故此整個二零零一年全年並無任何股息派發 *(二零零零年：無)*。

10. 每股基本虧損

年內之每股基本虧損乃根據本年度虧損淨額18,456,000港元 *(二零零零年：28,723,000港元)* 及年內已發行股份之加權平均數526,242,488 *(二零零零年：526,242,488)* 股計算。

由於二零零零年及二零零一年均無發行任何潛在普通股，故並無呈列每股攤薄虧損。

截至二零零一年十二月三十一日止年度

6. 僱員酬金

最高薪酬之五位僱員包括四位*(二零零零年：四位)*董事，其酬金詳情載於上文附註5，其餘一位*(二零零零年：一位)*之酬金如下：

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
薪金及其他福利	**1,816**	1,917

7. 稅項

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
本公司及其附屬公司：		
香港利得稅：		
本年度	**230**	486
往年度之不足撥備	**95**	17
	325	503

香港利得稅乃根據年內於香港之估計應課稅溢利按16%*(二零零零年：16%)*之稅率提撥準備。董事認為，本集團大部份收入均非源自香港，故應毋須繳納香港利得稅。本集團在其他有經營業務之司法權區一概毋須繳納稅款。

截至二零零一年十二月三十一日止年度

4. 利息開支

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
銀行貸款及透支利息：		
須於五年內全數償還	**12,061**	14,320
毋須於五年內全數償還	**12,393**	3,111
	24,454	17,431

5. 董事酬金

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
董事袍金	**5,972**	5,972
其他酬金：		
薪金及其他福利	**4,086**	4,157
退休福利計劃供款	**89**	87
	10,147	10,216

董事酬金包括年內支付予獨立非執行董事之袍金60,000港元*（二零零零年：60,000港元）*。

董事酬金所屬之範圍如下：

	董事人數	
	二零零一年	二零零零年
0港元－1,000,000港元	**4**	4
1,500,001港元－2,000,000港元	**1**	1
2,000,001港元－2,500,000港元	**1**	1
2,500,001港元－3,000,000港元	**1**	1
3,000,001港元－3,500,000港元	**1**	1
	8	8

截至二零零一年十二月三十一日止年度

3. 經營溢利

經營溢利已扣除(計入)下列各項：

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
核數師酬金	**675**	755
存貨成本	**266,798**	285,194
期租租船合約之租金付款	**316,997**	161,342
土地及樓宇之經營租約租金	**4,667**	4,152
外幣滙兑收益(包括未變現撥備)	**(51,726)**	(43,223)
出售固定資產(除投資物業外)所得虧損(收益)	**483**	(27)
出售投資物業所得虧損	**385**	1,267
出售其他投資所得收益	**—**	(3,039)
出售附屬公司及聯營公司所得虧損	**176**	—
其他投資減值撥備(已包括在其他經營開支內)	**11,700**	—
出售短期投資所得虧損淨額，包括未變現虧損 7,456,000港元 *(二零零零年：41,020,000港元)*	**20,471**	43,504
投資物業之重估虧絀	**500**	1,200
呆壞賬(撥回)撥備	**(8,249)**	14,029
索償撥備撥回	**(5,460)**	—
退休福利計劃供款，已扣除沒收之供款1,190,000港元 *(二零零零年：379,000港元)*	**780**	1,555
投資物業經營租約收入1,045,000港元 *(二零零零年：1,357,000港元)*，在扣除開支後所得租金	**(963)**	(1,283)
索償收入(包括就解決若干被告人未有依約認購本公司一間附屬公司股份之事宜，而作出之訴訟所得之零港元 *(二零零零年：57,200,000港元)*)	**—**	(69,789)

截至二零零一年十二月三十一日止年度

1. 主要會計政策 *(續)*

分部報告 *(續)*

分部收入、開支、業績、資產及負債包括可直接歸於分部之項目，以及可按合理基準分配予該分部之項目。分部資本開支為於期內收購預期使用超過一個期間之分部資產而產生之總成本。不予分配項目主要包括財務資產、銀行透支、應付控股公司款項、財務開支及少數股東權益。

2. 營業額及收入

本集團之主要業務為投資控股。其附屬公司主要從事船舶租賃、船舶擁有、貿易、運輸及倉儲業務。

營業額及收入之種類分析如下：

	本集團	
	二零零一年 *千港元*	二零零零年 *千港元*
營業額		
運費及船租：		
自置船舶於期租租船合約之租金收入	**191,970**	112,029
其他租船合約之運費及租金收入	**421,286**	301,670
貿易	**248,087**	281,294
運輸及倉儲	**3,142**	4,465
	864,485	699,458
其他收入		
合作合營企業之股息及投資收入	**8,172**	1,775
利息收入	**18,147**	28,223
收入	**890,804**	729,456

截至二零零一年十二月三十一日止年度

1. 主要會計政策 *(續)*

存貨 *(續)*

成本包括所有購貨成本及(如適用)將存貨運至現時之地點及達致目前狀況之其他成本，乃以先入先出法計算。可變現淨值乃指於日常業務中估計售價減出售所必要之估計成本。

撥備

當因過往事件而出現現時法律或推定責任，而可能(即並非絕不會發生)須就解除責任而撥付可帶來經濟利益之資源時，並且可就責任之款額作出可靠估計時確認撥備，在發生已作撥備之支出時，該等撥備乃於產生年度時，自有關撥備中扣除。撥備乃定期檢討並調整，以反映現時最佳估計值。倘金錢之時間價值具有重要影響力時，撥備之金額為預期清償責任所需支出之現值。

現金等值項目

就綜合現金流量表而言，現金等值項目指購入後三個月內到期，並隨時可轉換為已知金額現金之短期高度流動性投資，再扣除由借貸日期起計須於三個月內償還之銀行墊款。

關連人士

倘任何一方可直接或間接控制另一方，或於作出財務及營運決策時向對方行使重大影響力者即為關連人士。而共同受到控制或重大影響之人士，亦被視為有關連人士。

分部報告

根據本集團之內部財務申報，由於本集團之運費及船租業務不能按個別地區劃分，故此本集團決定以業務分部作為其主要申報形式，而未有列出地區分部之分析。

1. 主要會計政策(續)

資產減值

於每個結算日，本集團均對有形及無形資產的賬面值進行核查，以確定是否有跡象顯示這些資產已發生減值虧損。倘出現減值虧損跡象時，則需要評估該資產之可收回金額。

計算可收回金額

資產的可收回金額是以其出售價及可使用價值的較高者為準。於評估使用價值時，估計未來現金流量會使用除稅前折現率折現至其現值，此可反映金錢時間價值的現有市場評估及資產的特定風險。倘個別資產未能獨立估計其可收回金額，本集團則按可獨立產生現金流量的最少資產組別(即產生現金單位)釐定可收回金額。

如估計資產或產生現金單位之可收回金額低於其賬面值，則將該資產或產生現金單位的賬面值減低至其可收回金額。減值虧損會即時確認為開支，除非相關資產是以重估金額列賬，在這種情況下，資產減值會作為重估價值減少處理。

減值虧損撥回

倘可用作釐定可收回金額的估計出現變動，便會撥回減值虧損。撥回減值虧損以於過往年度並無確認任何減值虧損的資產所釐定的賬面值為限。減值虧損的撥回即時確認為收入，除非相關資產是以重估金額入賬，在這種情況下，資產減值撥回會作為重估價值增加處理。

存貨

存貨包括船舶物料(包括燃料)及商品。

首批船舶物料乃資本化以作船舶之部份成本。其後購買之船舶物料若於本年度消耗乃撥為經營開支。於結算日未用之船舶物料乃按其成本及可變現淨值兩者之較低者結轉列作存貨。商品乃按其成本及可變現淨值兩者之較低者入賬。

截至二零零一年十二月三十一日止年度

1. 主要會計政策*(續)*

其他投資*(續)*

持至到期日之證券

持至到期日之證券以攤銷成本值列賬，並須於各申報日作出減損覆核，以評估該證券投資之信貸風險及對削減賬面值之適當撥備。撥備金額於減值期內入賬確認為開支。

倘導致撇減或撇銷之情況及事宜不再存在，且有令人信服之證據證明新情況及事宜於可見將來持續存在，則過往作出之撥備將會撥回。

出售持至到期日之證券之收益或虧損，指出售期間以出售所得款項淨額與證券賬面值之差額入賬。

非上市會所債券

非上市會所債券以成本值列賬，並須於各申報日作出減損覆核以反映任何減值(預期並非短暫性質)。減值虧損金額於減值期內入賬確認為開支。

短期投資證券

短期投資證券於資產負債表以其公平價值列賬。短期投資證券之未變現損益計入損益表。

出售短期投資證券之收益或虧損，指出售期間以出售所得款項淨額與證券賬面值之差額入賬。

1. 主要會計政策(續)

無形資產

無形資產指入會之轉讓費，乃按直線基準分20年攤銷。

附屬公司

根據公司條例，附屬公司指本集團直接或間接地，控制其過半數投票權或已發行股本，可控制董事會或等同具監控力的部門之公司。於一間控股附屬公司之投資乃於綜合財務報告內綜合列賬。在本公司之資產負債表內，於附屬公司之投資乃按成本值扣除減值虧損列賬。

聯營公司

聯營公司為除本公司附屬公司或合營企業外，本公司可對其發揮重大影響力之公司。

綜合損益表包括本年度本集團應佔其聯營公司之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團應佔聯營公司之資產淨值加收購時所付溢價／減收購時所收折讓(指尚未予以撇銷或攤銷之溢價／折讓)列賬。

當本集團與其聯營公司進行交易時，未變現之損益均互相對銷並以本集團於有關聯營公司所佔之權益為限。

其他投資

收費公路

收費公路之投資成本乃按年金基準於有權收取路費之期間內攤銷。於收費公路之投資乃按成本減累計攤銷及減值虧損列賬。

合作合營企業

本集團並非與其他合營方有共同控制權之合營企業以其他投資(本集團並無行使控制權或無重大影響力)入賬。於合作合營企業之投資以成本值減累計攤銷及減值虧損列賬。於合作合營企業之投資成本於各自之合營合約期內攤銷。投資收入按應收基準及按合營協議之規定確認。利潤分配安排不一定與合營各方之股本出資比例相同。於合營期終結時，合營企業所有資產之業權復歸合夥人所有。

1. 主要會計政策(續)

固定資產(續)

本集團乃引用會計師公會頒佈之會計實務準則第17號《物業、廠房及設備》第80段所載之過渡性寬免規定，毋須對一九九五年九月三十日前按重估價值列賬之若干租約土地與樓宇及機動船舶與修葺定期作出重估，故此並無對整個類別之租賃土地與樓宇及機動船舶與修葺進行任何重估。於出售該等資產時，應佔之重估增值均轉撥往收入儲備。

出售或棄置資產時產生之收益或虧損指出售所得款項淨額與資產賬面值之差額，並於損益表列為收入或開支。

固定資產折舊

剩餘租約年期超逾20年之投資物業，與及完工前之發展中物業及建造中船舶，均不作折舊撥備。

機動船舶之折舊方法為於其估計可使用年期內按直線法撇銷成本或估值(已扣除估計剩餘價值)，估計可使用年期是由全面運作之日期起計25年。

下列其他固定資產之折舊方法，乃按由全面運作日期起計之估計可使用年期，以直線法按以下之年率撇銷其成本或估值(已扣除估計剩餘價值)：

租約土地	0.1% - 2.4%
樓宇	3%
船舶修葺	20% - 40%
廠房設備及機器	20%
租賃物業裝修	20% - 30%
遊艇、傢俬及設備	6% - 25%

1. 主要會計政策 *(續)*

固定資產

*投資物業*乃建築工程及發展經已竣工及就其投資潛力擬作長期持有之土地及樓宇之權益。投資物業按每年專業估值得出之公開市值列賬。投資物業價值之變動均列作投資物業重估儲備變動處理。倘此項儲備之總數（按整個物業組合基準）不足以彌補虧絀，多出之虧絀將計入損益表。於出售投資物業時，有關就過往估值而變現之投資物業重估儲備將計入損益表。

*租約土地及樓宇*按成本減累計折舊及減值虧損列賬，惟一租約土地及樓宇則按專業估值師於一九九四年以公開市場現有用途基準作出之估值減累計折舊及減值虧損列賬。

*發展中物業及建造中船舶*按成本扣除減值虧損撥備列賬。

於一九九四年五月前購入之機動船舶及修葺，乃按三間船舶經紀行於一九九四年以無出租基準之公開市值所作之平均估值減累計折舊及減值虧損列賬。於一九九四年五月後購入之機動船舶，則按成本減累計折舊及減值虧損列賬。

*其他固定資產*按成本減累計折舊及減值虧損列賬。

資產之成本包括其購買價及任何令資產達致原訂用途所需操作狀況及地點之直接應計成本，包括用於拆卸、遷移資產及回復該地點之原狀之估計成本。在資產投入運作後出現之支出，例如修理、保養及檢定維修費用，通常於出現之期間確認為開支。在某情況下如已清楚顯示有關支出會導致預期使用有關資產獲得未來經濟效益增加之情況下，開支均資本化並作為有關資產之額外成本。

截至二零零一年十二月三十一日止年度

1. 主要會計政策 *(續)*

外幣換算

外幣交易乃按交易當日之概約滙率換算。於結算日以外幣為單位之貨幣資產及負債乃按照當日之概約滙率重新換算。滙兑差額均已計入損益表內處理。

在編製綜合賬目時，海外附屬公司及聯營公司之業績、資產及負債均按結算日之概約滙率換算，而所產生之滙兑差額均撥入儲備內處理。

經營租約

倘有關租約規定資產擁有權所附帶之絕大部份回報及風險仍屬出租公司所有，皆計為經營租約。

就有關期租租船合約之經營租約所收取之租金收入及所支付之款項均按已完成百分比之基準入賬確認為收入及開支。其他經營租約之應收或應付租金以直線法按租約期入賬確認為收入及開支。

税項

税項支出乃根據本年度業績計算，並就毋須課税或不獲扣税之項目作出調整。由於在報税上確認之若干收支項目之會計期間有別於在財務報告上確認之會計期間，因而出現時差。採用負債法計算之時差税務影響乃以遞延税項形式在財務報告上確認，惟僅以可能於可預見未來實現之負債或資產為限。除非某項遞延税項資產能在毫無疑問之情況下變現，否則不予入賬確認。

退休福利成本

本集團實施定額供款退休金計劃及強制性公積金計劃。

定額供款退休金計劃之資產交由獨立管理之基金所持有，與本集團之資產分開，供款均根據該計劃之規則於須予支付時入賬確認為開支。

香港強制性公積金計劃條例所規定之強制性公積金計劃供款乃於產生時於損益表內扣除。

截至二零零一年十二月三十一日止年度

1. 主要會計政策(續)

商譽

綜合賬目內之商譽或負商譽是於收購附屬公司時，所支付之成本超出或低於收購當日集團應佔該附屬公司資產之公平價值而產生的。任何收購產生之商譽將列作無形資產確認入賬，並按直線法於不超過20年之估計可使用年期內攤銷。任何收購產生之負商譽將列賬為商譽之減少，並按照對產生有關結餘之情況進行分析並計入損益表內。於出售附屬公司時，其尚餘未攤銷商譽或未撥出負商譽之應佔金額則於釐定溢利或虧損時計入。

收入確認

收入乃在經濟利益可能歸於本集團及收入與成本(如適用)能可靠地衡量之情況下始入賬確認。

*經營船舶租賃／擁有業務之收入*按完成航程之時間百分比入賬。

*貿易收入*於交付貨品及轉移其擁有權時確認。

*運輸收入*於提供服務期間內確認。

*倉儲收入*乃於物業出租期間於租約期內按直線基準確認。

*股息及投資收入*乃於股東收取有關款項之權利已確立時入賬。

*持至到期日之證券所賺取之利息*乃按時間比例基準，由購入日期起至到期日止的持至到期日之證券實際收益率入賬。其他利息收入乃根據未償還本金及適用利率按時間比例確認。

進塢、維修及檢定成本

船舶維修及檢定成本乃於產生時撇銷。進塢及特殊檢定成本乃於為期二至三年之進塢週期內作出遞延及撇銷。在船舶出售時，任何有關之未撇銷成本會轉撥至損益表。

1. 主要會計政策 *(續)*

業務合併及資產減值(續)

本集團引用會計實務準則第30號之過渡性條文而不重列過往撇銷並計入儲備之商譽或負商譽。根據會計實務準則第30號,商譽減值評估亦適用於過往與儲備撇銷而並不採用會計實務準則第30號重列之商譽。過往於儲備撇銷之商譽若出現減值虧損,則根據會計實務準則第31號處理。就有關項目而採用會計準則第31號而構成會計政策的改變,則按會計實務準則第2號《本期淨損益,基本錯誤和會計政策的變動》處理。

於結算日,本集團已就其資產之公平價值,包括過往與儲備撇銷之商譽,進行評估。因此,於二零零零年一月一日前之資本儲備增加57,308,000港元,而於二零零零年一月一日前之收入儲備則減少50,886,000港元,其中差額為少數股東應佔部份。上述情況並不影響截至二零零零年及二零零一年十二月三十一日止年度之損益表。

編製基準

本財務報告之編製基準乃根據歷史成本編製,就投資物業、租約土地與樓宇及機動船舶與修葺之重估及若干證券投資之市場價值予以修訂調整,詳情見下列會計政策。

綜合賬目基準

綜合財務報告包括本公司及其附屬公司截至每年十二月三十一日止之財務報告。於年內購入或出售之附屬公司之業績分別由購入或出售之生效日期起計入綜合損益表內處理。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

1. 主要會計政策

本財務報告乃按照香港會計師公會(「會計師公會」)頒佈之會計實務準則及詮譯、香港普遍接納之會計準則及香港公司條例而編製。該等財務報告亦符合香港聯合交易所有限公司證券上市規則之適用披露規定。本集團所採用之主要會計政策載列如下:

採納新編及經修訂會計實務準則(「會計實務準則」)

本集團已採用會計師公會頒佈之新編及經修訂之會計實務準則,並於二零零一年一月一日或以後開始之會計期間生效。下列是對本集團有重要影響之新編及經修訂之會計實務準則:

會計實務準則第14號(經修訂)	租約(適用於二零零零年七月一日或以後開始之會計期間生效)
會計實務準則第26號	分部報告
會計實務準則第30號	企業合併
會計實務準則第31號	資產減值

租約

本集團已修訂租約處理之披露,為了符合會計實務準則第14號(經修訂)之披露要求及達到一致之陳述,故已將比較數字重列。

分部報告

本集團根據會計實務準則第26號之要求更改分部報告的劃分基準。為了達至一致之基準呈報,已修改截至二零零零年十二月三十一日止年度之分部報告披露。

業務合併及資產減值

於過往年度,收購附屬公司所產生之商譽或負商譽均撇銷並計入儲備。於採用會計實務準則第30號後,本集團已按下述方式改變有關商譽之會計政策。

綜合現金流量表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
來自經營業務之現金流入淨額	24(a)	**173,347**	185,689
投資回報及融資費用			
已收利息		**20,106**	26,452
已付利息		**(26,388)**	(17,033)
支付少數股東股息		**(2,500)**	(2,500)
已收股息及投資收入(包括已收路費)		**9,374**	2,518
來自投資回報及融資費用之現金流入淨額		**592**	9,437
稅項			
已付香港利得稅		**(455)**	(377)
投資活動			
購買固定資產		**(319,992)**	(393,200)
購買其他投資		**—**	(11,700)
出售固定資產(除投資物業外)所得		**929**	100
出售投資物業所得		**1,415**	7,633
出售其他投資所得		**—**	39,550
來自投資活動之現金流出淨額		**(317,648)**	(357,617)
融資前之現金流出淨額		**(144,164)**	(162,868)
融資活動			
新增銀行貸款		**270,292**	244,222
償還銀行貸款		**(58,967)**	(53,163)
已抵押存款減少(增加)		**40,473**	(20,600)
放出貸款		**—**	(23,000)
(給予)來自聯營公司之借貸淨額		**(43)**	1,887
來自融資活動之現金流入淨額	24(c)	**251,755**	149,346
現金及現金等值項目之增加(減少)		**107,591**	(13,522)
年初結存之現金及現金等值項目		**52,516**	66,038
年末結存之現金及現金等值項目	24(d)	**160,107**	52,516

綜合股東權益變動對賬表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
於年初之綜合股東權益			
如前呈報		**521,532**	590,194
商譽之會計政策變動	1	**6,422**	6,422
重列		**527,954**	596,616
已確認虧損總額		**(18,444)**	(68,662)
於結算日之綜合股東權益		**509,510**	527,954

綜合已確認損益報表

截至二零零一年十二月三十一日止年度

	二零零一年 *千港元*	二零零零年 *千港元*
因固定資產減值撥備而撥出之資本儲備及 其他資產重估儲備	**–**	(39,924)
出售聯營公司撥出之商譽	**6**	–
直接計入儲備撇銷之滙兑差額	**6**	(15)
並未於綜合損益表確認之收益(虧損)	**12**	(39,939)
本年度虧損淨額	**(18,456)**	(28,723)
已確認虧損總額	**(18,444)**	(68,662)

資產負債表

於二零零一年十二月三十一日

		本集團		本公司	
	附註	**二零零一年**	二零零零年	**二零零一年**	二零零零年
		千港元	*千港元*	***千港元***	*千港元*
資本及儲備					
已發行股本	*22*	**52,624**	52,624	**52,624**	52,624
儲備	*23*	**456,886**	475,330	**467,656**	504,941
股東權益		**509,510**	527,954	**520,280**	557,565

董事會已於二零零二年四月八日批准及授權頒佈

董事	*董事*
吳少輝	**吳錦華**

資產負債表

於二零零一年十二月三十一日

		本集團		本公司	
	附註	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
資產及負債					
非流動資產					
固定資產	11	**1,112,779**	908,476	**—**	—
無形資產	12	**148**	163	**—**	—
佔附屬公司之權益	13	**—**	—	**520,539**	557,034
佔聯營公司之權益	14	**(28)**	(1,402)	**—**	—
其他投資	15	**54,151**	69,209	**5,000**	5,000
其他非流動資產	16	**3,626**	47,346	**—**	—
		1,170,676	1,023,792	**525,539**	562,034
流動資產					
存貨	17	**20,687**	27,284	**—**	—
短期投資	18	**29,394**	85,258	**1,735**	—
應收貿易賬項	19	**78,296**	89,642	**—**	—
預付款項、按金及其他應收賬項		**81,820**	74,105	**289**	297
已抵押存款	26(b)	**7,369**	47,842	**—**	—
銀行結存及現金		**207,626**	83,438	**708**	443
		425,192	407,569	**2,732**	740
流動負債					
應付貿易賬項	20	**68,553**	91,827	**—**	—
應計費用及其他應付賬項		**84,301**	81,910	**517**	665
税項		**387**	517	**—**	—
有抵押銀行貸款	21	**65,785**	47,067	**—**	—
有抵押銀行透支	21	**47,519**	30,922	**7,474**	4,544
		266,545	252,243	**7,991**	5,209
流動資產(負債)淨值		**158,647**	155,326	**(5,259)**	(4,469)
資產總值減流動負債		**1,329,323**	1,179,118	**520,280**	557,565
非流動負債					
有抵押銀行貸款	21	**426,844**	267,964	**—**	—
少數股東權益		**392,969**	383,200	**—**	—
資產淨值		**509,510**	527,954	**520,280**	557,565

綜合損益表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	2	**864,485**	699,458
其他經營收入		**75,002**	60,162
其他收入淨額		**53,841**	68,838
航海相關開支		**(543,463)**	(353,106)
商品銷售成本		**(226,270)**	(248,986)
員工成本		**(39,453)**	(42,334)
其他經營開支		**(70,342)**	(67,276)
折舊及攤銷		**(56,627)**	(49,925)
經營溢利	3	**57,173**	66,831
固定資產減值撥備		**(56,597)**	(157,579)
應佔聯營公司業績		**(133)**	141
利息收入		**18,147**	28,223
利息開支	4	**(24,454)**	(17,431)
除稅前虧損		**(5,864)**	(79,815)
稅項	7	**(325)**	(503)
日常業務之除稅後虧損		**(6,189)**	(80,318)
少數股東權益		**(12,267)**	51,595
本年度虧損淨額	8	**(18,456)**	(28,723)
每股基本虧損 *(港仙)*	10	**(3.51)**	(5.46)

核數師報告書

Moores Rowland

致

金輝集團有限公司各股東

(於香港註冊成立之有限公司)

本核數師已完成審核刊於第15頁至第58頁按照香港普遍接納之會計準則編製之財務報告。

董事及核數師之責任

公司條例規定董事須編製真實與公平之財務報告。在編製該等真實與公平之財務報告時，董事必須選定並貫徹採用合適之會計政策。

本核數師之責任乃根據我們審核工作之結果，對該等財務報告作出獨立意見，並向股東報告。

意見之基礎

本核數師乃按香港會計師公會頒佈之核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作之重大估計和判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

本核數師於策劃和進行審核工作時，均以取得一切我們認為必需之資料及解釋為目標，使能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作合理之確定。在作出意見時，本核數師亦已衡量該等財務報告所載資料在整體上是否足夠。本核數師相信審核工作已為下列意見建立合理之基礎。

意見

依照本核數師之意見，上述財務報告均真實與公平地反映　貴公司及　貴集團於二零零一年十二月三十一日之財務狀況及　貴集團截至該日止年度之虧損和現金流量，並已按照公司條例妥為編製。

摩斯倫會計師事務所

英國特許會計師

香港執業會計師

香港，二零零二年四月八日

主要股東

根據披露權益條例第16(1)條規定置存之主要股東登記冊所示，於結算日，下列股東持有本公司已發行股本10%或以上之權益：

股東名稱	持有本公司股份數目
Fairline	303,856,282

購買、出售或贖回本公司上市證券

本公司及其任何附屬公司於年內並無購買、出售或贖回任何本公司之上市證券。

審核委員會

審核委員會於一九九八年成立。委員會定期與高級管理人員及本公司之核數師舉行會議，檢討本集團所採用之會計原則及慣例，並討論有關核數、內部監控及財務申報之事宜。委員會之成員包括蘇永雄先生、崔建華先生及徐志賢先生，全部均為本公司之非執行董事。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之應屆股東週年大會上輪值告退及膺選連任外，本公司於整個年度均遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

核數師

摩斯倫會計師事務所*(英國特許會計師、香港執業會計師)*自本公司註冊成立以來即為本公司之核數師。續聘該會計師事務所為核數師之決議案將於應屆股東週年大會上提呈。

承董事會命

執行董事

吳錦華

香港，二零零二年四月八日

董事之股份權益及購入股份之權利

於結算日，董事持有本公司或任何聯繫公司之股本而根據證券(披露權益)條例(「披露權益條例」)第29條規定須於登記冊上予以記錄，或根據上市公司董事進行證券交易的標準守則通知本公司及香港聯合交易所有限公司之權益如下：

姓名	權益類別	本公司股份數目	Jinhui Shipping 股份數目
吳少輝先生	個人、家族及公司以外之權益	*附註*	*附註*
吳錦華先生	個人、家族及公司以外之權益	*附註*	*附註*
吳其鴻先生	個人、家族及公司以外之權益	*附註*	*附註*
蘇永雄先生	家族權益	2,500,000	15,000

附註：於結算日，Lorimer Limited(以一九九一年吳興波信託之受託人身份)為Fairline Consultants Limited(「Fairline」)全部已發行股本之合法擁有人，而Fairline則為303,856,282股本公司股份及494,049股Jinhui Shipping股份之合法及實益擁有人。一九九一年吳興波信託為一項全權信託，其合資格受益人包括吳氏家族成員。吳少輝先生及吳錦華先生均為Fairline之董事。

除本文所披露者外，各董事或彼等之聯繫人士於結算日概無實益或非實益擁有本公司、其控股公司或其任何附屬公司及聯繫公司(定義見披露權益條例)之股份權益，而於年內任何時間，本公司、其控股公司或其任何附屬公司概無訂立任何安排，令董事或彼等各自之配偶或18歲以下之子女可藉購入本公司或任何其他法人團體之股份或債券而得益。

董事及高級管理人員之履歷*(續)*

何淑蓮女士，*執行董事兼公司秘書*

現年38歲，於一九九一年獲委任為本公司之公司秘書、於一九九三年獲委任為本公司之董事及於一九九四年獲委任為Jinhui Shipping之董事兼公司秘書。何女士負責本集團之財務管理及秘書事務。何女士擁有逾16年財務及管理經驗。在一九九一年加入本集團之前，彼任職於一間國際會計師行。何女士為英國特許公認會計師公會及香港會計師公會之資深會員。

蘇永雄先生，*非執行董事*

現年49歲，於一九九四年獲委任為本公司及Jinhui Shipping之董事。蘇先生曾於香港及倫敦多間主要國際銀行及金融機構出任高級管理職位，故對國際金融業方面擁有豐富經驗。蘇先生現時為其他五間上市公司之董事，亦為英國特許管理會計師公會及The Institute of Financial Services之會員。

崔建華先生，*獨立非執行董事*

現年47歲，於一九九三年獲委任為本公司之獨立非執行董事。崔先生持有加拿大McMaster University文學碩士銜，其後在中國有關之機構出任多個管理職位。崔先生現為海外國際貿易有限公司及英美有色金屬有限公司之董事總經理。

徐志賢先生，*獨立非執行董事*

現年44歲，於一九九四年獲委任為本公司之獨立非執行董事。徐先生於中國市場累積逾20年金融及管理經驗，並曾於多間國際金融機構出任管理職位。徐先生為香港上市之中國置業(控股)有限公司之董事。徐先生持有香港中文大學工商管理碩士銜及倫敦大學法律學士銜，並為加拿大註冊會計師協會及香港證券學會之會員。

董事之合約權益

除財務報告附註31所披露者外，於結算日或年內任何時間，本公司、其控股公司、同系附屬公司或附屬公司概無訂立其他而與本公司董事於其中直接或間接擁有重大權益之重要合約。

董事及高級管理人員之履歷

吳少輝先生，*主席兼董事總經理*

現年45歲，於一九九一年獲委任為本公司之董事，並於一九九四年獲委任為Jinhui Shipping and Transportation Limited（「Jinhui Shipping」）（本公司擁有約50.9%權益之附屬公司，其股份在奧斯陸交易所上市）之主席。吳先生為於一九八七年創辦本集團兩名人士之一，負責制訂本集團之策略性計劃，並監督本集團運作之一切事務。吳先生於航運業累積逾20年經驗，其中超過10年乃從事業務管理及中國貿易。

吳先生為吳錦華先生之兄及吳其鴻先生之弟，該兩位吳先生均為本公司董事（於下文披露）。

吳錦華先生，*執行董事*

現年39歲，於一九九一年獲委任為本公司之董事，並於一九九四年獲委任為Jinhui Shipping之董事總經理。吳先生乃本集團另一創辦人，負責Jinhui Shipping之業務，尤其租船業務方面。吳先生持有加拿大University of Guelph文學士銜，並擁有英國Plymouth Polytechnic管理學文憑，主修航運。

吳其鴻先生，*執行董事*

現年48歲，於一九九一年獲委任為本公司之董事，並於一九九四年獲委任為Jinhui Shipping之董事。吳先生負責本集團在中國之投資事務，以及本集團之運輸、支線運輸及駁船服務。吳先生於航運業，尤其是香港與中國間之航運代理、支線運輸及駁船服務方面累積逾20年工作經驗。

何健龍先生，*執行董事*

現年56歲，於一九八七年加入本集團，並於一九九一年獲委任為本公司之董事。何先生負責船舶管理部。彼已在航運業累積逾20年工作經驗。

儲備

有關本公司及本集團儲備於年內之變動詳情載於財務報告附註23。

主要客戶及供應商

本集團最大及首五大客戶分別佔本集團於年內之營業總額約6%及23%。

本集團最大及首五大供應商分別佔本集團於年內之採購總額約10%及34%。

各董事、彼等之聯繫人士或就董事所知擁有本公司股本逾5%之股東概無擁有五大客戶或五大供應商之任何權益。

慈善捐款

本集團於年內之慈善捐款為107,000港元。

董事

以下為於本年度及截至本報告日期之在任董事：

執行董事：	吳少輝先生
	吳錦華先生
	吳其鴻先生
	何健龍先生
	何淑蓮女士
非執行董事：	蘇永雄先生
	崔建華先生
	徐志賢先生

根據本公司之公司組織章程細則，崔建華先生將於應屆股東週年大會上告退，惟彼符合資格並願膺選連任。

擬於應屆股東週年大會上膺選連任之董事，概無與本集團訂立不可於一年內免付補償(法定補償除外)而終止之服務合約。

董事會報告書

董事會謹此提呈本集團截至二零零一年十二月三十一日止年度之年報及經審核財務報告。

主要業務及業務分析

本公司為一間投資控股公司，其附屬公司主要從事船舶租賃、船舶擁有、貿易、運輸及倉儲業務。

本集團截至二零零一年十二月三十一日止年度之分部資料載於財務報告附註28。

業績及分派

本集團截至二零零一年十二月三十一日止年度之業績載於第15頁之綜合損益表。

董事會不建議派發任何股息*(二零零零年：無)*。

財務概要

有關本集團過去五個財政年度之業績及資產負債之概要載於第7頁。

固定資產

有關本集團固定資產於年內之變動詳情載於財務報告附註11。

附屬公司

有關本公司屬下各間主要附屬公司之詳情載於財務報告附註34。

銀行貸款及透支

有關本集團於結算日銀行貸款及透支之詳情載於財務報告附註21。

優先購股權

有關本公司優先購股權計劃之詳情載於財務報告附註22。

五年財務概要

	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元	一九九八年 千港元	一九九七年 千港元
固定資產	**1,112,779**	908,476	769,413	755,757	848,727
無形資產	**148**	163	173	183	193
佔聯營公司之權益	**(28)**	(1,402)	344	1,561	6,530
其他投資	**54,151**	69,209	96,826	194,382	258,282
其他非流動資產	**3,626**	47,346	11,765	—	5
流動資產	**425,192**	407,569	469,006	532,925	732,944
流動負債	**(266,545)**	(252,243)	(220,843)	(243,055)	(381,188)
非流動負債	**(426,844)**	(267,964)	(92,756)	(125,908)	(158,741)
少數股東權益	**(392,969)**	(383,200)	(437,312)	(476,043)	(522,016)
資產淨值	**509,510**	527,954	596,616	639,802	784,736
已發行股本	**52,624**	52,624	52,624	52,624	52,824
儲備	**456,886**	475,330	543,992	587,178	731,912
股東權益	**509,510**	527,954	596,616	639,802	784,736
營業額	**864,485**	699,458	731,589	1,024,529	1,602,667
經營溢利(虧損)	**57,173**	66,831	(79,888)	(157,420)	(81,585)
固定資產減值撥備	**(56,597)**	(157,579)	—	—	—
商譽減值撥備	**—**	—	(50,886)	—	—
應佔聯營公司業績	**(133)**	141	(139)	(398)	(1,452)
利息收入	**18,147**	28,223	21,177	27,706	32,761
利息開支	**(24,454)**	(17,431)	(16,393)	(25,635)	(30,431)
除稅前虧損	**(5,864)**	(79,815)	(126,129)	(155,747)	(80,707)
稅項	**(325)**	(503)	(318)	(39)	(917)
日常業務之除稅後虧損	**(6,189)**	(80,318)	(126,447)	(155,786)	(81,624)
少數股東權益	**(12,267)**	51,595	29,348	44,125	29,690
本年度虧損淨額	**(18,456)**	(28,723)	(97,099)	(111,661)	(51,934)
每股基本虧損(*港仙*)	**(3.51)**	(5.46)	(18.45)	(21.21)	(9.63)

由於採納新會計政策，於過往年度呈列之若干比較數字已重列；有關詳情載列於財務報告附註1。

財務回顧*(續)*

於二零零一年十二月三十一日，本集團就三艘*(二零零零年：五艘)*新造散裝乾貨船作出資本支出承擔。該等船舶之總購入價約為494,910,000港元*(二零零零年：852,152,000港元)*，而已訂約但未撥備之總額(扣除已付訂金)則約為395,226,000港元*(二零零零年十二月三十一日：713,324,000港元)*。考慮到本集團之現金資源及未動用之銀行信貸，本集團相信有足夠資金應付其承擔以及將到期債項。

或然負債。除本集團於日常業務中向第三者提供為數486,000港元*(二零零零年十二月三十一日：506,000港元)*之若干擔保外，本集團於年底並無其他或然負債。

僱員

於二零零一年十二月三十一日，本集團僱用約130名僱員*(二零零零年十二月三十一日：150名)*。本集團會因應僱員之表現、經驗以及當時業內慣例釐定僱員薪酬，並酌情發放年終花紅。其他僱員福利包括退休福利計劃、保險及醫療保障。於二零零一年十一月十四日優先購股權計劃到期後，本集團再無通過任何優先購股權計劃。

展望

展望未來，散裝貨船市場將繼續面對載貨量供應與貨物需求不平衡之問題，但預期二零零二年交付新造船舶載貨量增長率將會放緩，拆卸船舶某程度上亦會減輕問題之嚴重性，加上美國經濟情況將會預期於今年後期復甦，帶動全球散貨貿易逐步復甦。長遠而言，市場全面恢復信心及全球經濟情況得以改善，將會是推動航運市場穩定增長之要素。

經濟展望如上所述，本集團深信將有足夠需求配合本集團於租船合約之承擔及於二零零二年首季交付之兩艘新造船舶「Jin Tai」及「Jin Kang」所提供之額外載貨量。本集團在集中從事航運及化工貿易業務之同時，將對市況之轉變作出慎審回應，以計劃其業務及投資策略。

鳴謝

本人謹藉此機會向董事會同僚之貢獻及本集團全體員工於過去一年努力不懈及忠誠盡責之服務致以衷心感謝。

承董事會命
主席
吳少輝

香港，二零零二年四月八日

業務回顧*(續)*

其他業務。本集團之其他業務錄得40,276,000港元之經營溢利，主要源自因日圓疲弱而本集團兌換日圓取得之已變現及未變現滙兌收益。本集團之外滙風險主要為新造船舶融資而須承擔之日圓借貸。然而，有關滙兌收益已與本集團年內就香港一項投資所作之11,700,000港元減值撥備抵銷。

財務回顧

會計政策。根據香港會計師公會頒佈於二零零一年一月一日或以後開始之會計期間生效之新編及經修訂之會計實務準則(「會計實務準則」)，本集團須更改若干會計政策。早前於年報內呈列之若干比較數字已重列，以符合新會計政策。本集團會計政策之改動詳情及採納該等政策所產生之影響載列於財務報告附註1。

流動資金、財務資源及資本架構。年內交付兩艘散裝乾貨船「Jin Li」及「Jin Fu」所需之資金主要以銀行貸款支付。因此，本集團於二零零一年十二月三十一日之銀行借貸增加56%至540,148,000港元*(二零零零年十二月三十一日：345,953,000港元)*，其中113,304,000港元*(二零零零年十二月三十一日：77,989,000港元)*須於一年內償還。所有借貸均按浮動利率計息，並主要以美元及日圓結算。於二零零一年十二月三十一日，本集團之資本負債比率(按負債總額除以股東權益計算)增至136%*(二零零零年十二月三十一日：99%)*，考慮到本集團之已抵押存款、銀行結存及現金合共214,995,000港元*(二零零零年十二月三十一日：131,280,000港元)*後，該資本負債比率乃於可接受水平。

資產抵押。於二零零一年十二月三十一日，本集團之固定資產891,533,000港元*(二零零零年十二月三十一日：628,272,000港元)*、存款7,369,000港元*(二零零零年十二月三十一日：47,842,000港元)*、短期投資19,000,000港元*(二零零零年十二月三十一日：53,700,000港元)*及擁有船舶附屬公司之若干股份及租船合約收入均已抵押，以作為本集團所動用信貸之擔保。

資本支出及承擔。本集團本年度之資本支出總額為319,992,000港元*(二零零零年：393,200,000港元)*，其中約314,179,000港元*(二零零零年：392,180,000港元)*用於建造本集團之自置船舶。

業務回顧 *(續)*

年初，鐵礦、煤炭、肥料及穀物之貨運需求仍穩定，故此航運市場持續穩健及表現理想。然而，自年中開始，美國、日本及歐洲等主要市場之經濟衰退較預期嚴重，導致市場氣氛轉壞及運費下降。美國九一一恐怖襲擊事件及其他相關事件進一步破壞全球經濟及政治環境，使市場氣氛更為暗淡。除新造船舶載貨量超出拆卸船舶載貨量外，美國慘劇發生後，工業消耗及投資驟降使載貨量過剩之問題更為嚴重，造成年內運費下跌。

由於本集團須承擔未完成之租船經營合約，運費下跌對本集團之船舶租賃業務有負面影響。航運業務於年內之營業額為613,256,000港元，較去年上升48%，其中原因是於二零零一年二月及四月分別交付兩艘新造船舶「Jin Li」及「Jin Fu」所致。本集團於年內之航運業務錄得經營溢利9,804,000港元，較去年下降26%。

貿易及在中國之投資。本集團之貿易業務主要包括化工產品貿易及商品貿易，而中國之投資主要指在中國內地之收費道路及倉儲項目。儘管本集團致力發揮核心航運業務與商品貿易及其他投資業務間之協同作用，但近年面對不少困難，包括追收貿易欠款及投資回報等問題，本集團必須對該等業務持謹慎態度。為配合有關策略，本集團自去年起，以投放較少資源或適時終止／出售該等業務之方式精簡商品貿易及中國內地之投資。本年度之貿易營業額為248,087,000港元，全部來自化工貿易，比較去年下跌12%。

整體而言，本集團於貿易及在中國之投資業務錄得經營溢利7,093,000港元，而二零零零年之經營溢利則為3,251,000港元，取得較佳業績主要是由於本集團致力追收以往撥備之呆賬使呆壞賬撥備調低所至。

主席報告書

業績

本公司及其附屬公司(「本集團」)於截至二零零一年十二月三十一日止年度之綜合營業額為864,485,000港元，較二零零零年之綜合營業額699,458,000港元上升24%。本集團於年內之綜合虧損淨額為18,456,000港元，而去年之虧損淨額則為28,723,000港元。本年度之每股基本虧損為3.51港仙，而二零零零年之每股基本虧損則為5.46港仙。

受全球經濟衰退影響，本集團之資產價值於年內進一步出現減值虧損，繼去年作出固定資產減值撥備157,579,000港元後，本集團於年內之整體業績再受到本年之固定資產減值撥備56,597,000港元所影響。

股息

董事會(「董事會」)經決議就本年度不建議派發任何末期股息 *(二零零零年：無)*。由於本年度亦無宣派任何中期股息 *(二零零零年：無)*，故此整個二零零一年全年並無任何股息派發 *(二零零零年：無)*。

業務回顧

運費及船租。 年內市場普遍看淡，散裝乾貨市場因而下滑。波羅的海航運指數年初之水平約1,600點，於二零零一年七月急跌至約1,000點，到年終更降至876點。



波羅的海航運指數
2000
1500
1000
500
三月
六月
九月
十二月
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年

公司資料

執行董事

吳少輝先生*(主席兼董事總經理)*
吳錦華先生
吳其鴻先生
何健龍先生
何淑蓮女士

非執行董事

蘇永雄先生
崔建華先生
徐志賢先生

公司秘書

何淑蓮女士

主要往來銀行

中國銀行(香港)有限公司
花旗銀行
DVB NedshipBank
香港上海滙豐銀行有限公司

核數師

摩斯倫會計師事務所

股份過戶登記處

標準證券登記有限公司
香港
干諾道中111號
永安中心5樓

註冊辦事處

香港
干諾道西1－6號
億利商業大廈26樓

目錄

JINHUI

金 輝 集 團 有 限 公 司



二零零一年年報